


20170179

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Amazon.com, Inc.
Incoming letter dated January 23, 2017

Dear Mr. Mueller:

This is in response to your letter dated January 23, 2017 concerning the shareholder proposal submitted to Amazon by Trust U/D Gardner Botsford. We also have received a letter on the proponent's behalf dated February 23, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Pat Miguel Tomaino
Zevin Asset Management, LLC
pat@zevin.com

March 1, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 23, 2017

The proposal urges the board to adopt and publish principles for minimum wage reform.

There appears to be some basis for your view that Amazon may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations. In this regard, we note that the proposal relates to general compensation matters, and does not otherwise transcend day-to-day business matters. Accordingly, we will not recommend enforcement action to the Commission if Amazon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Amazon relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

February 23, 2017

Via E-Mail: *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Amazon.com, Inc. January 23, 2017 Request to Exclude Shareholder Proposal Regarding Minimum Wage Principles

Ladies and gentlemen:

This letter is submitted on behalf of Trust U/D Gardner Botsford by Zevin Asset Management, LLC ("Zevin"). In this matter, Zevin is the designated representative of Trust U/D Gardner Botsford (hereinafter referred to as "Proponent"), which is the beneficial owner of 897 shares of common stock of Amazon.com, Inc. (hereinafter referred to as "Amazon" or the "Company"), and which has submitted a shareholder proposal regarding minimum wage principles (hereinafter referred to as "the Proposal") to Amazon.

Zevin is responding on behalf of the Proponent to the letter dated January 23, 2017 sent to the Office of Chief Counsel by Amazon, in which it contends that the Proposal may be excluded from the Company's 2017 proxy statement under Rule 14a-8(c), Rule 14a-8(i)(3), Rule 14a-8(i)(5), and Rule 14a-8(i)(7).

After reviewing the Company's letter and the relevant SEC rules as they apply to the Proposal, we have concluded that the Proposal must be included in Amazon's 2017 proxy statement. The Company has not demonstrated that Rule 14a-8(c) has been violated with respect to multiple proposal filings. Furthermore, the Company has not met its burden of proof of demonstrating that the Proposal is (1) vague, (2) not significantly related to the Company, and (3) not focused on a significant policy issue confronting the Company. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Amazon's counsel Mr. Ronald Mueller via e-mail at RMueller@gibsondunn.com.

The Proposal

The Proposal, the full text of which is attached as Attachment A, requests:

> *the Board to adopt and publish principles for minimum wage reform.*
>
> *This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the*

Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. *A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and*

2. *The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.*

The Proponent has not submitted multiple proposals in violation of Rule 14a-8(c)

FACTS

Zevin Asset Management is a registered investment adviser providing wealth management services for individual and institutional clients.[1] Zevin manages investment portfolios as separate accounts on behalf of each of its clients.

Zevin is a specialist in socially responsible investing and "shareholder engagement," which is the use of investor-corporate dialogue and shareholder proposals to address key environmental, social, and governance (ESG) issues at portfolio companies. Zevin advertises its socially responsible investing services, and Zevin contracts with many clients who expect Zevin to undertake shareholder engagement on their behalf with companies in their portfolios.

Zevin examines ESG risks and opportunities in its clients' portfolios and regularly consults with clients to ensure that Zevin raises issues with companies that are: (1) material and also (2) of concern to its clients. This process of client consultation shapes the dialogue that Zevin undertakes with portfolio companies. Zevin seeks and receives permission from its clients to conduct such dialogues on their behalf. In some circumstances, Zevin seeks and receives permission from certain of its clients to submit shareholder proposals on their behalf. After completing such an assessment, Zevin Asset Management filed two shareholder proposals on behalf of two different clients for inclusion on Amazon's 2017 ballot.

The first proposal is the instant proposal, which concerns minimum wage principles. Zevin filed the instant proposal on behalf of its client Trust U/D Gardner Botsford. Zevin manages an investment account for Trust U/D Gardner Botsford. Amazon shares owned by that trust are held in custody at DTC Participant 0987 State Street Bank and Trust. This is confirmed in the letter from State Street dated December 13, 2016, which the Company has attached in its Exhibit D. The State Street letter also attests that Trust U/D Gardner Botsford is the beneficial owner of the Amazon shares in that account.

[1] https://www.adviserinfo.sec.gov/IAPD/IAPDFirmSummary.aspx?ORG_PK=165269

The second proposal concerns the use of criminal background checks in hiring. AFL-CIO Reserve fund is the lead filer of that proposal. Zevin co-filed the criminal background checks proposal on behalf of its client the Emma Creighton Irrevocable Trust. Zevin manages an investment account for the Emma Creighton Irrevocable Trust. Amazon shares owned by that trust are held in custody at DTC Participant 0221 UBS Financial Services, Inc. This is confirmed in the letter from UBS dated December 6, 2016, which the Company attached in Exhibit B. That letter attests that the Emma Creighton Irrevocable Trust is the beneficial owner of the Amazon shares in that account.

In response to the Company's request of December 10, 2016, Zevin responded to Amazon confirming the above factual information. In an e-mail dated December 13, 2016 (included in Company's Exhibit D), Zevin confirmed that Zevin filed two shareholder proposals on behalf of two separate clients. Zevin further affirmed that those clients were beneficial owners of the respective blocks of shares held in two separate custodial accounts. Zevin furnished the aforementioned letters from each custodial bank.

Zevin also attached signed letters from each client to its December 13, 2016 e-mail:

- A December 13, 2016 letter from Nancy B. Gardiner, trustee of Trust U/D Gardner Botsford, confirmed that Zevin was granted authority by that client to undertake "all matters relating to shareholder engagement" with Amazon on behalf of Trust U/D Gardner Botsford. Through that letter, the trust affirmed that Zevin was empowered to carry out various tasks pertaining to shareholder engagement, among these filing shareholder proposals, working with custodians, and performing functions associated with shareholder meetings. The letter requested that Amazon interact with Zevin on behalf of the trust. The final paragraph of the letter makes specific reference to the trust authorizing Zevin to file, on its behalf, the particular minimum wage reform principles proposal currently at issue. Finally, the last sentence in the last paragraph of the letter says that the client (Trust U/D Garnder Botsford) intended to "hold the requisite number of AMZN shares through the date of the Company's 2017 annual meeting." (See Company's Exhibit D)

- A December 13, 2016 letter from William Creighton, trustee of the Emma Creighton Irrevocable Trust, confirmed that Zevin was granted authority by that client to undertake shareholder engagement on behalf of the Emma Creighton Irrevocable Trust. That letter affirmed that Zevin was empowered to carry out various tasks pertaining to shareholder engagement on behalf of the Emma Creighton Irrevocable Trust. The final paragraph of that letter makes specific reference to the trust authorizing Zevin to co-file, on its behalf, the particular criminal background checks proposal. As in the minimum wage principles proposal above, this letter similarly attests that the client (the Emma Creighton Irrevocable Trust) intended to keep the legally-required holding of Amazon shares through the date of the 2017 annual meeting of stockholders.

Zevin originally sent the minimum wage principles proposal to Amazon on November 28, 2016. The documents included in that mailing (included in Company's Exhibit A) attest a number of important facts. Zevin's filing letter on Page 2 of Company's Exhibit A states:

- "Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investing decisions on behalf of our clients."
- Zevin filed the proposal "on behalf of one of our clients, Trust U/D Gardner Botsford (the Proponent)."
- Zevin has discretion over the Proponent's shareholding account.
- "…the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders."

Zevin's cover letter for the letter from Hemenway & Barnes (Page 4 of Company's Exhibit A, both dated November 28, 2016) states:

- "Zevin Asset Management, LLC is the investment advisor to Trust U/D Gardner Botsford and filed a shareholder resolution on minimum wage reform on behalf of the Trust."
- "…Trust U/D Gardner Botsford is the beneficial owner of the above referenced stock"

The November 28, 2016 letter from Hemenway & Barnes attests that "Trust U/D Gardner is the beneficial owner" of the Amazon stock at issue in the minimum wage principles proposal filing.

DISCUSSION

Trust U/D Gardner Botsford is beneficial owner and the Proponent of the instant proposal

It should be clear from the above-referenced documentation that Trust U/D Gardner Botsford is the beneficial owner of the Amazon stock and the Proponent of the Proposal at issue.

Zevin Asset Management and Trust U/D Gardner Botsford have an agent-client relationship. Trust U/D Gardner Botsford engages Zevin to manage stock investments for the trust in a separate account and conduct shareholder engagement on its behalf. As stated in Zevin's filing letter of November 28, 2016, Zevin is an agent of its client Trust U/D Gardner Botsford in matters of shareholder engagement.

In all circumstances and without exception, the client Trust U/D Gardner Botsford retains beneficial ownership of the shares referenced above — which are held directly by the client's custodial bank State Street Bank and Trust.

Zevin's direction of purchases and sales in its client's account (as recognized in Zevin's November 28, 2016 filing letter) does not confer beneficial ownership on Zevin. Rather, these are merely the typical actions undertaken by thousands of discretionary investment managers every day around the country — none of which are considered beneficial owners of the securities in the accounts they manage. It is nonsensical for the Company to point to such basic functions of discretionary fund management as part of its case that Zevin is beneficial owner of the shares in question.

Trust U/D Gardner Botsford did not confer beneficial ownership upon Zevin Asset Management

The Company interprets *Alaska Air Group, Inc.* (Mar. 5, 2009, *recon. denied* Apr. 8, 2009) to indicate that a beneficial owner can confer the status of beneficial ownership on an agent through granting a particular type of proxy. Even if that is the Staff's rule, the particular facts of *Alaska Air* are not found here.

Unlike in *Alaska Air*, Zevin's client authorized Zevin to represent Trust U/D Gardner Botsford "in all matters ***relating to shareholder engagement***" (emphasis added) related to Amazon. The Proponent's December 13, 2016 letter went on to define and list certain powers included in "all matters relating to shareholder engagement" as contemplated by the Proponent in this circumscribed grant of authority. However, these were all focused on the specific task of shareholder engagement (defined above with reference to ESG dialogue and risk management), and the last paragraph of that letter confirms that the grant of authorization was sought, granted, and applies specifically with reference to the 2017 "minimum wage proposal" filed on behalf of Trust U/D Gardner Botsford.

In contrast, the original letter authorizing the shareholder proposal filing in *Alaska Air* used far broader language:

> This is the proxy for Mr. Richard D. Foley and/or his designee to act on my behalf in ***all shareholder matters***, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." (emphasis added).

"All matters relating to ***shareholder engagement***" and "all ***shareholder matters***" are distinctly different things. Very clearly, Trust U/D Gardner Botsford has not authorized Zevin to act on its behalf "in all shareholder matters."

The language of Trust U/D Gardner Botsford's December 13, 2016 letter resembles the more limited grant of proxy from *AT&T,* Inc (Chevedden) (Jan. 18, 2007). There, the beneficial owners granted the agent/filer (John Chevedden) "the proxy to act on [beneficial owners'] behalf ***in shareholder matters***, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during, and after the forthcoming shareholder meeting" (emphasis added). Those facts are in keeping with the "matters relating to shareholder engagement" listed in Trust U/D Gardner Botsford's letter: submitting and negotiating the shareholder proposal, conducting routine tasks associated with verifying custodial holdings, voting at the shareholder meeting, and entering into dialogue and correspondence with the Company.

In *AT&T* (Jan. 18, 2007), the decision affirmed that the original/only beneficial owner of the AT&T stock (and not the agent/filer John Chevedden) remained the beneficial owner for purposes of that shareholder proposal process. The proponents (beneficial owners) and the filer (Mr. Chevedden) did not use the term "shareholder engagement," but the focus of the grant of proxy on matters related to the shareholder proposal and its management, voting at shareholder meetings, and dialogue with company management resemble the understanding of "shareholder engagement" put forth in Trust U/D Gardner Botsford's authorization letter. Evidently, the Staff in *AT&T*, did not view the authorization as unlimited in breadth or discretion, and we would invite the Staff to consider that a similar assessment applies here.

The Staff may not agree with the Proponent's view that "matters relating to shareholder engagement" (as here) or "shareholder matters, including this Rule 14a-8 proposal" (as in *AT&*T) are significantly narrower than "all shareholder matters" (as in *Alaska Air*) — or indeed any more circumscribed than some other hypothetical, impermissible grant of proxy/authority. In that event, however, the Staff still has ample room to find that Trust U/D Gardner Botsford has retained beneficial ownership in this case. Kindly recall that in *AT&T*, the company argued that the phrasing of the beneficial owners' letters ("…in shareholder matters, including this Rule 14a-8 proposal…)

actually granted significantly broader powers:

> The term "including" in this context broadens the powers granted to John Chevedden beyond mere representation for purposes of the Proposals, and expressly grants him voting rights as well. Rule 13d-3(a) provides that beneficial ownership of securities exists where a person has the right to vote the securities. Because the proxy agreement between each of the Nominal Proponents and John Chevedden confers voting rights to John Chevedden, he is a beneficial owner of the Corporation's stock under the definition provided by Rule 13d-3(a). In fact, once John Chevedden submits the proposal, pursuant to his proxy, he has the exclusive authority to re-write, withdraw, vote, and settle any matters related to the proposal, all without the consent of the shareholder; moreover, the proxies make John Chevedden the Corporation's sole contact for matters relating to the Proposals. (AT&T, page 43-44)

But the Staff in *AT&T* rejected the company's Rule 14a-8(c) argument. In doing so, the Staff rejected the notion that inclusive language (like "including" or the instant Proponent's listing of shareholder engagement functions granted to Zevin) significantly widens the grant of authority OR that such a widening (if it occurred) confers beneficial ownership OR both.

Moreover, the grant of authority here does not have unlimited duration. Trust U/D Gardner Botsford's authorization of Zevin to conduct certain shareholder engagement as outlined in its December 13, 2016 letter is durable and forward looking but not irrevocable. Certainly the client Trust U/D Gardner Botsford retains the power to terminate the grant of authority, direct the administration of that authority, and, indeed, terminate the overall client relationship. Amazon does not contest any of this. Amazon does cite as evidence of Zevin's purported control language in Zevin's November 28, 2016 filing letter attesting that its client Trust U/D Gardner Botsford would continue to hold the requisite number of the Company's shares through the date of the 2017 shareholder meeting. However, that language merely reflects an understanding conveyed to Zevin by its client and confirmed by the trustee of Trust U/D Gardner Botsford (the client) in her December 13, 2016 letter mentioned above:

> "I hereby also confirm my intention that the Trust will continue to hold the requisite number of AMZN shares through the date of the Company's 2017 annual meeting of stockholders…" (Company's Exhibit D, Page 3).

The Staff should not validate Amazon's Rule 14a-8(c) request as a matter of policy

As discussed above, Zevin Asset Management is a discretionary fund manager and registered investment adviser providing shareholder engagement on behalf of its clients. The judicious use of shareholder proposals to advance the interests of Zevin's clients who are beneficial owners of stock in Amazon is a key element of the shareholder engagement that Zevin provides for its clients.

Those shareholder engagement services would be threatened by a directive that forced Zevin to artificially limit its ability to filer shareholder proposals on behalf of different clients with distinct concerns who are each beneficial owners of stock in the Company. Such a directive would prevent those beneficial owners from transmitting their concerns to the Company through the shareholder proposal process. Furthermore, such a directive would put Zevin in the position — as an agent of two or more clients with distinct concerns regarding Amazon — of subverting the interests and concerns of one client for another in order to comply with the Company's misguided interpretation of the "one proposal limitation."

That situation would undermine Zevin's fiduciary duty to each of its clients — a duty which includes (1) addressing key ESG issues of concern to its clients with companies in their portfolios and (2) seeking additional disclosure and reasonable improvements at portfolio companies based on its individual clients' concerns.

Given the important policy considerations, we would ask that the Staff uphold Zevin's power to act on behalf of its beneficial owner clients and decide any Rule 14a-8(c) matters on the narrowest grounds possible.

One beneficial owner is a lead filer and the other is a co-filer

<u>Only in the event that the Staff concurs with the Company</u> in the view that Zevin is a proponent of the minimum wage principles proposal and the criminal background checks proposal, we would invite the Staff to consider the following:

- Zevin filed the minimum wage principles proposal on behalf of Trust U/D Gardner Botsford with that trust ***as the lead proponent*** of the Proposal.

- Zevin filed the criminal background checks proposal on behalf of the Emma Creighton Irrevocable Trust with that trust ***as the co-filer*** (not the lead proponent) of that proposal.

Conclusion

The Company has not established that Zevin is the beneficial owner of the stock in question. That is because the Proponent (Trust U/D Gardner Botsford) maintained beneficial ownership throughout the process of authorizing Zevin to file the Proposal on its behalf. As indicated above, Trust U/D Gardner Botsford retains beneficial ownership through the moment of this correspondence and beyond. This is fully in keeping with the authority Trust U/D Gardner Botsford delegated to Zevin in order to enable the shareholder proposal filing and the undertaking of "shareholder engagement" with respect to Amazon.

Therefore — as an agent of its clients, who should each be considered beneficial owners of their respective Amazon stock and proponents of two different 2017 shareholder proposals cited by the Company — Zevin remains in compliance with any one proposal rule acknowledged by the Staff.

<u>The Proposal is Focused on the Public Policy Debate over Minimum Wage Reform, not The Company's Internal Approach to Compensation.</u>

We need to clarify at the outset of this discussion that this Proposal is clearly and unambiguously not focused on the Company's internal approach to compensation. The Proposal states unambiguously: "**Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform.**" This is indeed a significant change from the 2016 proposals on minimum wage principles cited by the company on page 18 of its January 23, 2017 letter and fundamentally defines this Proposal as not focusing on general compensation matters.

At the level of language, the term *minimum wage reform* clearly denotes the Proposal's focus on federal, state, and local policy debates, rather than the Company's internal practices. According to Merriam-Webster *minimum wage* is "specifically: a wage fixed by legal authority or by contract as the least that may be paid either to employed persons generally or to a particular category of employed persons."[2] *Minimum wage* is commonly understood to refer to the lowest wage that employers are <u>permitted</u> to pay by requirement (either legislated or contracted) — rather than the wage that employers <u>choose</u> to pay as a matter of internal policy. A brief canvass of ordinary Americans would more than confirm that *minimum wage* is understood to refer to the legal and policy framework. After all, when political leaders speak about raising, maintaining, or reforming the *minimum wage*, it is universally understood that they mean the market-wide, legally-mandated minimum wage, not the wages paid by this or that company. Moreover, the term *reform* conjures familiar concepts like "health care reform," which takes place at the market/policy level, and the Supporting Statement further affirms the Proposal's broad policy focus with references such as "federal minimum wage," "federal minimum wage increase," and the citation of more than 600 leading economists arguing that "*the U.S.* should raise the minimum wage and index it." Contrary to the Company's reading, the above will be plain to shareholders seeking to assess the Proposal and its request.

As discussed below, there is little doubt that the minimum wage is a significant public policy issue that has been the subject of widespread public debate for years. In light of this fact, we believe that many companies, including Amazon, cannot avoid getting caught up the intense public attention that is being shined on local, state and federal minimum wage laws. For this reason, it is our opinion that saying nothing about the policy debate is not an option for Amazon. This is particularly true for a consumer facing company like Amazon that must spend an enormous amount of time and money cultivating, protecting and maintaining its reputation. And given the evidence of a relationship between worker wages and economic growth for consumer facing companies, it is our belief that Amazon, as a company, would benefit from adopting a set of principles that articulates a constructive public policy position in legislative and regulatory debates that will arise regarding minimum wage reform.

While we clearly believe that the principles should recognize that a sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families and should include indexing; out of an abundance of caution and out of respect for the discretion that must be afforded to management, we have not asked the company to adopt any specific language. To do otherwise would risk the appearance of an attempt to micro-manage the Company.

This was the Proponent's motivation for including language making it clear that the Proposal does not "seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform." That statement, the clear language of the Proposal, and the context provided by the rest of the Resolved

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[2] https://www.merriam-webster.com/dictionary/minimum%20wage

Clause and the material in the Supporting Statement, convey to other shareholders that this Proposal is focused on the broad policy matter of minimum wage reform, not compensation arrangements within the Company's own operations.

Thus, it will be plain to investors voting on the Proposal that the requested "principles for minimum wage reform" refer to an outward-facing statement of principle. This is not altered by the reference to "implementation" in the Resolved Clause. The only plausible interpretation of "implementing" outward-facing principles is to enunciate those proposals clearly and publicly, evaluate the company's lobbying and/or policy activity (such as it exists) in terms of those principles, and perhaps consider how to harmonize those public policy activities with the principles. No inward-facing operational implementation of the principles need be imputed to the Proposal and, indeed, the Company's reading from its January 23 letter (pp. 19 and 21) is disingenuous in the way that it places "implementation" inside of the Company and its own operations. That is, the interpretation is disingenuous if it is not in fact based on a blatant misreading.

On page 21 of its January 23 letter, for instance, the Company reads the sentence

> Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform.

to mean that the Proponent acknowledges an "internal approach to…implementation of its principles for minimum wage reform" (ellipsis inserted by the Company). But this is plainly not the grammatically correct reading of the sentence. In conventional English, "internal approach" is properly interpreted to apply to "to compensation." "[I]mplementation of its principles for minimum wage reform" exists separately in the list as indicated by the serial comma (or "Oxford comma") before the "or implementation…" This should be plain to the Company and would be plain to any reader interpreting and voting on the Proposal: the Proposal does not contemplate the internal application of the requested principles to the Company's own operations, etc.

This Proposal requests a statement of outward facing principle. But Amazon further attempts to refute this by referring to a memo from Zevin updating its clients on the shareholder engagement it undertakes on behalf of those clients (Page 20 of Company's Jan. 23 letter). However, nothing in the memo highlighted by the Company contradicts the outward, policy focus of this Proposal. The Proposal requests that the Company adopt and publish a set of principles indicating a constructive stance in the broad debate around minimum wage reform at the legislative and policy level. In the Supporting Statement, the Proposal indicates suggestions for what those principles should address. The memo simply informs Zevin's clients that Zevin is urging Amazon to take constructive, public stances on minimum wage reform debates in line with the suggestions in the Proposal's Supporting Statement. None of this assumes a one-to-one relationship between the broad issue of minimum wage reform and the pay actually received by Amazon employees, and it is not warranted for the Company to ascribe such a purpose to the Proponent.

Our goal is to end the Company's silence on the significant public policy issue of minimum wage reform that clearly affects its business risks and opportunities. Now is the time to address the widespread public debate one way or the other. To not do so may present reputational risks to the

Company and potential financial consequences as economy wide wage stagnation can present significant challenges for a company's efforts to grow sales.

Minimum Wage Reform is an issue of Widespread Public Debate.

Local, state and national minimum wage policy is undoubtedly a significant policy issue that is subject to widespread public debate. Questions surrounding what public policy should be on the minimum wage have of course been debated nationally since the 1930s when the Fair Labor Standards Act of 1938 was introduced and passed.

Most recently, the issue has reasserted itself into the public consciousness through the "Fight for 15" movement which began in 2012.[3] This campaign has mobilized tens of thousands of workers in hundreds of cities across the country attracting widespread public, media and business attention.[4]

Over the past two years since the "Fight for 15" began we have seen the public debate occur at all levels of public discourse including the following examples:

- A 2016 leaked survey of 1,000 business executives conducted by LuntzGlobal showed strong business support for raising the minimum wage. Among the most interesting findings: 80 percent of respondents said they supported raising their state's minimum wage, while only eight percent opposed it. 'That's where it's undeniable that they support the increase,' LuntzGlobal managing director David Merritt told state chamber executives in a webinar describing the results, noting that it squares with other polling they've done. 'And this is universal. If you're fighting against a minimum wage increase, you're fighting an uphill battle, because most Americans, even most Republicans, are okay with raising the minimum wage.'"
https://www.washingtonpost.com/news/wonk/wp/2016/04/04/leaked-documents-show-strong-business-support-for-raising-the-minimum-wage/

- In July 2016, JPMorgan CEO Jamie Dimon discussed at length in a *New York Times* Op-Ed the problems with low wages across the country.
http://www.nytimes.com/2016/07/12/opinion/jamie-dimon-why-were-giving-our-employees-a-raise.html

- The day after the 2016 election *The Atlantic Monthly* ran a leading story that stated "In spite of rhetoric that heralded a massive electoral rebuke of progressive values on Tuesday, labor-friendly policies also had a strong night at the polls. Four states—Arizona, Colorado, Maine, and Washington—passed ballot measures that will raise the minimum wage significantly by the year 2020."
http://www.theatlantic.com/business/archive/2016/11/minimum-wage-2016/507158/

[3] See, e.g. http://articles.latimes.com/2012/nov/29/business/la-fi-mo-fast-food-strike-20121129 and http://fightfor15chicago.org/wordpress/wp-content/uploads/2014/03/A-Case-for-15-Report.pdf
[4] See , e.g. http://www.newyorker.com/magazine/2014/09/15/dignity-4; http://fortune.com/2015/12/31/minimum-wage-hike/; and http://blogs.wsj.com/economics/2015/11/10/unions-push-to-establish-bloc-of-low-wage-voters/.

- A similar take was put forward by the *New York Times* shortly after the election in an article entitled “Eyeing the Trump Voter, ‘Fight for $15’ Widens Its Focus”: “This much, however, is undeniable: The Fight for $15 movement has put the minimum wage fight back on the political agenda. Hillary Clinton and Bernie Sanders both came out for a $15 minimum wage during their primary battle, and although Donald Trump has been all over the map on the issue, he has at times seemed to endorse a $10 federal minimum. Meanwhile, the success of minimum-wage initiatives at the ballot box — even in red states, and even in years when Republicans made big gains — shows the broad popularity of the policy.” https://www.nytimes.com/2016/11/29/business/economy/fight-for-15-wages-protests.html

- The World Economic Forum *The Inclusive Growth and Development Report 2017*, published in January 2017, highlighted income inequality as a significant policy issue for the business community. http://www3.weforum.org/docs/WEF_Forum_IncGrwth_2017.pdf

- 2012 Republican Presidential Nominee Mitt Romney recently stated "I think we’re nuts not to raise the minimum wage. I think, as a party, to say we’re trying to help the middle class of America and the poor and not raise the minimum wage sends exactly the wrong signal." https://www.washingtonpost.com/politics/republican-hopefuls-agree-the-key-to-the-white-house-is-working-class-whites/2016/01/12/fa8a16aa-b626-11e5-a76a-0b5145e8679a_story.html

- “Nearly two-thirds of mayors surveyed anonymously by *Politico* say that raising the minimum wage is something they would endorse. A third of them say they would heed the rallying cry of unions and progressives to push the wage as high as $15.” http://www.politico.com/magazine/story/2016/01/mayors-survey-minimum-wage-213563#ixzz3yXtGWiAy

- "The final debate before the Iowa caucus is taking place in Charleston, SC at the Gaillard Center on Sunday night. Outside of the debate, hundreds of protesters claiming to be underpaid marched through downtown Charleston. The protesters held signs that read ‘Come get our vote!’ as they chanted ‘I believe we will win.’ The demonstrators included fast food, home care and child care workers, all pushing for $15 an hour minimum wage and union rights." http://wivb.com/2016/01/18/protestors-march-in-charleston-demanding-15-min-wage-union-rights-before-dem-debate/

- 2016 Presidential campaign ads hit on the issue: for example, “Hillary Clinton campaign airs ad in Iowa focused on wage gap.” http://www.cbsnews.com/news/hillary-clinton-campaign-airs-ad-in-iowa-focused-on-wage-gap/

- "Idaho Democrats plan on proposing an increase to the state minimum wage during the 2016 legislative session. The plan would raise the minimum wage to $8.25 an hour for 2017, and then $9.25 by 2018. Democratic leaders say the goal is to make sure Idahoans who work full time at the minimum would not need to rely on government programs to survive."

http://kboi2.com/news/local/people-cant-really-afford-to-live-idaho-lawmakers-fight-for-higher-minimum-wage

- "CEDAR RAPIDS — The Linn County Board of Supervisors plans to explore with its cities, businesses and residents the possibility of enacting a countywide minimum wage ordinance." http://www.thegazette.com/subject/news/government/linn-county-explores-minimum-wage-increase-20160113

- "Minimum Wage Set to Increase in New York" "The rising wages mark the latest chapter in a long-simmering political battle over worker pay in New York and across the country." http://www.wsj.com/articles/minimum-wages-set-to-increase-in-new-york-1451525763

- "In his State of the State speech yesterday, Governor Cuomo repeated his vow to phase in a $15-an-hour minimum wage across New York State by 2021. He said millions of low-wage workers are forced to choose between paying their rent or feeding their families." http://www.northcountrypublicradio.org/news/story/30687/20160114/in-speech-cuomo-renews-push-for-15-minimum-wage

- "OLYMPIA, Wash. -- Gov. Jay Inslee delivered his annual State of the State address Tuesday in which he outlined a bold agenda for 2016, including a big hike in the minimum wage for workers, and a big pay increase for teachers." http://q13fox.com/2016/01/12/inslees-state-of-the-state-address-raise-min-wage-to-13-50-and-pay-teachers-more/

- "Supporters of raising Washington state's minimum wage have filed a ballot measure that would incrementally raise the rate to $13.50 an hour over four years starting in 2017." http://www.king5.com/story/news/politics/state/2016/01/11/new-ballot-measure-introduced-raise-state-minimum-wage/78640874/

- "Minimum Wage Gets Shout-Out During Final State Of The Union" http://dailycaller.com/2016/01/12/minimum-wage-gets-shout-out-during-final-state-of-the-union/#ixzz3xihG8e36

- "AUGUSTA, ME — Frustrated by inaction at the state and federal levels, advocates for a higher minimum wage filed more than 75,000 petition signatures Thursday to put an initiative to voters aimed at raising the statewide minimum to $12 an hour by decade's end." http://www.pressherald.com/2016/01/14/coalition-claims-enough-signatures-for-maine-ballot-question-on-12-minimum-wage/

- "The Santa Monica City Council on Tuesday night approved a minimum wage ordinance that would put it in line with its neighbors in Los Angeles city and county. As in Los Angeles, the law, which still must come before the council for a second reading in two weeks, would raise the minimum wage at most businesses in the city to $15 by 2020."

http://www.latimes.com/local/lanow/la-me-ln-santa-monica-minimum-wage-20160112-story.html

- "The story the Sicklerville single mother shared on Thursday morning was just one of three real-life examples highlighted by Congressman Donald Norcross (D-1 of Camden) on Thursday morning as he launched an ambitious legislative effort to raise the federal minimum wage to $15 an hour by 2023, an initiative he called the 'Fight for 15.'" http://www.nj.com/gloucester-county/index.ssf/2016/01/nj_congressman_launches_fight_to_raise_us_minimum.html

- "Along with the new year, the minimum wage rates in 14 states (Alaska, Arkansas, California, Colorado, Connecticut, Hawaii, Massachusetts, Michigan, Nebraska, New York, Rhode Island, South Dakota, Vermont and West Virginia) have increased. San Francisco, Seattle and Los Angeles plan to raise their minimum wage rates to $15 an hour in 2016. Although Democrats have tried raising the federal minimum wage to $12 and $15 an hour, it has remained at $7.25 since 2009. Twenty-nine states and the District of Columbia have minimum wages higher than the federal pay floor." http://www.natlawreview.com/article/new-year-rings-more-minimum-wage-increases#sthash.g9sbETtH.dpuf

- "Gov. Kate Brown is pushing a new, two-tiered system that would increases wages in Portland to $15.52 over the next six years, while other areas would have a minimum of $13.50. The state's current minimum wage is $9.25. If approved by state legislators, Oregon would join a growing list of states that are boosting minimum-wage paychecks. Thirteen states, including California, Nebraska and Vermont, are set to bolster their minimum wages in 2016." http://money.cnn.com/2016/01/15/news/economy/oregon-minimum-wage-hikes/

- "On January 19, 2016, airline workers in Boston, New York City, Newark, Philadelphia, Chicago, Seattle, Fort Lauderdale and Portland, Oregon protested for $15 minimum wage." http://www.miamiherald.com/news/local/community/miami-dade/article55299245.html

- "TUSCALOOSA, Ala — Tuscaloosa residents spent Monday celebrating the life of Dr. Martin Luther King Junior and all he stood for. Hundreds of people gathered to honor him and raise awareness about an issue many face today, minimum wage. Many Tuscaloosa residents used the time to send a message to the city, they want to see an increase in minimum wage from $7.25 to $10.10 an hour." http://abc3340.com/news/local/minimum-wage-rally-in-tuscaloosa

- "A proposal to incrementally raise the minimum wage in Long Beach to $13 an hour by 2019 will be considered by the Long Beach City Council Tuesday night." http://losangeles.cbslocal.com/2016/01/19/long-beach-considers-proposal-to-raise-minimum-wage-to-13-by-2019/

- "Reflecting the significance of the issue, The National Conference of State Legislatures have a portion of their website and work streams dedicated to the minimum wage debate." http://www.ncsl.org/research/labor-and-employment/state-minimum-wage-chart.aspx

- "Price hikes for wage increase did not hurt Chipotle sales" New York Post July 23, 2015 http://nypost.com/2015/07/23/price-hikes-for-wage-increase-did-not-hurt-chipotle-sales/

- "How feel-good companies are navigating the minimum-wage fray" CNBC May 21, 2014 http://www.cnbc.com/2014/05/21/how-feel-good-companies-are-navigating-the-minimum-wage-fray.html

- "Chipotle Responds To 14% Minimum Wage Increase With 14% Higher Prices" The Libertarian Republic July 13, 2015 http://thelibertarianrepublic.com/chipotle-responds-to-14-minimum-wage-increase-with-14-higher-prices/#ixzz3xj6wZboZ

- "Religious leaders urge minimum raise increase" The Des Moines Register January 19, 2016 http://www.desmoinesregister.com/story/opinion/columnists/iowa-view/2016/01/18/religious-leaders-urge-minimum-raise-increase/78965350/

- "Religious Leaders Call On Congress To Raise Minimum Wage" The Huffington Post April 30, 2014 http://www.huffingtonpost.com/2014/04/30/religious-faith-congress-minimum-wage_n_5240910.html

- "Some of Kansas City's religious leaders join minimum wage fight, will fast during protest" KSHB July 9, 2015 http://www.kshb.com/news/local-news/video-some-of-kansas-citys-religious-leaders-join-minimum-wage-fight-will-fast-during-protest

- "Labor and religious leaders lobby Albany lawmakers for minimum wage increase" New York Daily News November 25, 2014 http://www.nydailynews.com/blogs/dailypolitics/labor-religious-leaders-lobby-minimum-wage-hike-blog-entry-1.2023353

- "US Catholic leaders seek minimum wage hike to help workers cope with poverty" Christian Today August 3, 2015 http://www.christiantoday.com/article/us.catholic.leaders.seek.minimum.wage.hike.to.help.workers.cope.with.poverty/60852.htm

We have also seen polling indicate widespread public support for increasing the minimum wage. Just this month, a Hart Research Poll concluded that "Three in four Americans support raising the federal minimum wage to $12.50 per hour by the year 2020" and "Americans also strongly support automatically adjusting the minimum wage to the cost of living, and raising the minimum wage for tipped workers."[5]

This level of interest has been consistent over time. For example, a Pew poll in 2013 reported "Seven in 10 Americans say they would vote "for" raising the minimum wage." The report announcing those poll results indicated that this level of support reaches back to the mid-nineties.[6]

For all of these reasons, we believe it is impossible for the Company to argue that minimum wage reform is not a significant policy issue which is subject to widespread public debate and beyond the day-to-day affairs of the Company.

2016 no-action letters are in direct conflict with eleven earlier decisions.

In 2008, shareholder proposals were filed at United Technologies, General Motors, Xcel, Exxon Mobil, and UnitedHealth[7] that requested the following:

> RESOLVED: Shareholders of UnitedHealth Group Incorporated (the "Company") urge the Board of Directors (the "Board") to adopt principles for health care reform based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

A variation of this proposal was also filed at UST Inc.[8] In 2009, the same shareholder proposal was filed at CBS, Yum!, Raytheon, PepsiCo, and Nucor Corporation.[9]

In 2008 and 2009, the Staff characterized the shareholder proposal as "urg[ing] the board of directors to adopt principles for healthcare reform such as those based upon principles specified in the proposal" and concluded in all eleven cases, that the shareholder proposal was not excludable under rule 14a-8(i)(7).

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[5] http://www.nelp.org/content/uploads/2015/03/Minimum-Wage-Poll-Memo-Jan-2015.pdf

[6] http://www.gallup.com/poll/160913/back-raising-minimum-wage.aspx. See also, http://www.nytimes.com/2015/06/04/business/inequality-a-major-issue-for-americans-times-cbs-poll-finds.html?_r=0

[7] *United Technologies* (January 31, 2008); *General Motors Corporation* (March 26, 2008); *Xcel Energy Inc.* (February 15, 2008); *Exxon Mobil Corporation* (February 25, 2008); *UnitedHealth Group Incorporated* (April 2, 2008) (Company reconsideration rejected April 15, 2008).

[8] *UST Inc.* (February 7, 2008) - Resolved: Shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine: Health care coverage should be universal, continuous, and affordable to individuals and families. Any health insurance strategy should be affordable and sustainable for society and should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

[9] *CBS Corporation* (March 30, 2009); *Yum! Brands, Inc.* (March 9, 2009); *Raytheon Company* (March 30, 2009); *PepsiCo, Inc.* (February 26, 2009); *Nucor Corporation* (February 27, 2009).

In all eleven of these cases, the companies argued that the proposal was excludable under 14a-8(i)(7) because the subject matter of the proposals appeared to involve the companies' health care coverage policies for their employees. The companies also argued that proposals concerning health and benefits for employees related to ordinary business operations, and therefore were excludable under rule 14a-8(i)(7).

In responding to the companies' no-action requests, the proponents were successful in arguing that a proposal which asks a company to adopt a set of principles regarding policy reform (in that case health care) is not excludable because it is not focusing on internal operations, but rather was focused externally on a significant social policy issue affecting the company. In the end, the Staff agreed with the proponents in all eleven cases concluding that the proposal was not excludable.

It is our belief that the Proposal at issue fits perfectly into the model provided by those eleven cases and that by excluding the Proposal the Staff would be reversing eleven long-standing cases and the basic principle that it is permissible to ask a company to adopt and disclose principles on a significant policy issue confronting the company.

This Proposal is identical to the eleven cases in all aspects except for the subject matter. They all ask the company to adopt principles, and they all provide some description of the principles that the proponents think would be advisable. In the eleven prior cases, the subject matter was health care reform and letters provided by proponents to defend those proposals all demonstrated that health care reform is a significant policy issue by discussing evidence of the widespread public debate that was occurring in 2007 and 2008 (and earlier). In the case of this Proposal, the subject matter is minimum wage reform and we have provided ample evidence of how it is a significant policy issue subject to widespread public debate.

Employee compensation and benefits, including health care, are traditionally considered ordinary business matters. Both federally enacted health care laws and federally adopted minimum wage law could have an impact on internal company practices. Nevertheless, the proposals should be included because "proposals focusing on a significant policy issue are not excludable under the ordinary business exception "*because* the proposals would transcend the day to day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Thus, a proposal may transcend a company's ordinary business operations even if the significant policy issue relates to the "nitty-gritty of its core business." Therefore, proposals that focus on a significant policy issue transcend a company's ordinary business operations and are not excludable under Rule 14a-8(i)(7). (Staff Legal Bulletin 14H (October 22, 2015) (internal citations omitted)).

In 2008 and 2009, Staff agreed that a request to adopt principles for legislative reform legal reform that may directly impact an internal matter of ordinary business (provision of health care to employees), would be admissible because it focused on a significant policy matter. Staff restated this view eleven times. There can be no dispute that both health care reform and minimum wage reform raise significant policy matters. Nor can there be any dispute that the instant proposal focuses on this significant policy matter, as it is closely modeled on the earlier health care reform proposals. It is clearly distinguishable from prior proposals that mentioned the minimum wage, but focused on a company's internal pay practices. If the instant Proposal is excluded, investors will be left to conclude that either the Proposal has been misread, or that the Staff determined to limit the significant policy exception after reaffirming its broad scope in SLB 14H.

A separate group of Health Care Reform Principles proposals that were excluded demonstrate the permissibility of the Proposal.

The appropriateness of the Proposal under rule 14a-8(i)(7) is made even clearer when it is contrasted with a separate group of proposals that also asked for adoption of principles on a significant public policy issue, **but** which differed in very significant ways. Those excluded proposals sought to either (1) have the company conduct an internal implementation assessment or (2) advocate "for specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits". This Proposal explicitly does neither and therefore is not excludable under rule 14a-8(i)(7).

In *Pfizer Inc.* (February 18, 2014), the proposal went beyond simply asking for the company to adopt health care reform principles. Instead, it suggested the principles call for the following: "Repeal state-level laws that prevent insurance companies from competing across state lines."; "Repeal government mandates that dictate what insurance companies must cover"; "meaningful tort reform to reduce doctors' insurance costs."; and federal tax reform. See also, *Bristol-Myers Squibb Company* (February 18, 2014); *Johnson and Johnson* (February 18, 2014); *Eli Lilly and Company* (February 18, 2014); and *Amazon Caremark Corporation* (February 19, 2014). In excluding those "specific legislative initiatives" proposals, the Staff properly observed in its no-action letter that the proposals were excluded because they "involve[d] Pfizer in the political or legislative process relating to an aspect of Pfizer's operations."

In contrast to *Pfizer*, this Proposal explicitly states "This proposal *does not encompass payments used for lobbying or ask the company to take a position on any particular piece of legislation*." (Emphasis added). Further, the Proposal does not delve into the details of specific laws, rather focusing at a high level with a focus on a sustainable economy, a minimum standard of living and indexing. The Proposal, in this way, demonstrates explicitly that it was seeking to avoid the fatal flaw found in *Pfizer*. Just looking at the intricate detail found in the *Pfizer* proposal[10] shows clearly that the Proposal is materially different and therefore permissible under rule 14a-8(i)(7).

In addition, the Proposal stands in stark contrast to the "implementation report" proposals — *CVS Caremark Corporation* (February 29, 2008) and *Wyeth* (February 25, 2008) — which were properly excluded because they were focused on internal implementation of the companies' own health care policies and practices.

The *CVS* and *Wyeth* proposals differed in a crucial manner compared to the eleven permitted proposals discussed in the previous section because they requested "the Board to *report annually about how it is implementing such principles*." (Emphasis added). We know this was the basis for

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[10] 1. Repeal state-level laws that prevent insurance companies from competing across state lines. 2. Increase cost transparency of health care treatments so consumers can be better-informed market participants. 3. Repeal government mandates that dictate what insurance companies must cover. 4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices. 5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits. 6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

exclusion because the Staff specifically noted this fact in its no-action letter when it observed that the *CVS* and *Wyeth* proposal asked the company "to report annually on how it is implementing such principles."

In making this additional request, the *CVS* and *Wyeth* proponents fatally transformed the permissible proposals from an outward looking set of principles that focused on a significant policy issue, into an inward looking analysis of the companies' own benefits for their workers. The request to analyze their own implementation of the principles was a fatal flaw because it altered the proposal in a fundamental way: from one focused on a policy issue to one focused on employee benefits.

In contrast to *CVS* and *Wyeth*, the Proposal does not include such language anywhere in the Proposal. There is no request for an implementation report. There is no reference to implementation at all, except for the language that is intended to avoid any implication of implementation: "Nor does this proposal seek to address the company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform." Nowhere in the Proposal is there any implication – or explicit request or suggestion – that the Company issue a report, let alone issue a report that assesses how minimum wage reform would impact the wage structure of the company or how it would implement such a change.

In the eleven successful proposals on health care reform one could certainly argue that they implicitly touch on implicate internal benefit policies and practices – in fact the companies did exactly that. But those eleven successful proposals, like the Proposal, did not ask for an implementation report. For that reason, *CVS* and *Wyeth* stand clearly for the conclusion that the Proposal does not violate rule 14a-8(i)(7) because it does not focus on the internal operations of the Company.

Amazon has failed to meet its burden of demonstrating that the Proposal is so inherently vague and indefinite as to be misleading.

The Proposal urges the Board to adopt and publish principles for minimum wage reform by October and goes on to articulate what we believe those principles should be: 1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and 2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living and to allow for orderly increases, predictability and business planning.

In doing so, the Proponents spells out the request clearly and succinctly, thereby making it evident what is being requested of the board: publish principles for minimum wage reform. Similarly, the Proponents make it clear what they think the principles should be. However, the board is free to choose to adopt the language that the Proponents suggest or they can adopt their own set of principles. In doing so, we do not attempt to micro-manage the Company.

As pointed out in *United Technologies*, the relevant standard to consider on a vagueness claim are Staff decisions on shareholder proposals requesting the adoption of human rights principles and standards. E.g. *McDonald's Corporation* (March 22, 2007); *Peabody Energy Corporation* (March 16, 2006); and *E.I. du Pont de Nemours and Company* (February 11, 2004). In those cases, the Staff denied requests to exclude the proposals under Rule 14a-8(i)(3) where the proposals urged adoption of company principles or standards for human rights. As in the Proponent's Proposal, those proposals presented clear requests for board action on a significant social policy issue and they presented principles or standards upon which the companies might base their actions. See also, *Eli Lilly and Company* (January 21, 2016) – proposal which requested board review the company's guidelines for selecting countries / regions for its operations and issue a report identifying the company's criteria for investing in, operating in and withdrawing from high-risk regions found to be not too vague.

Similarly, the Company complains that we have not defined a number of terms such as "principles" or "reform." We would respectfully refer the Staff to our discussion of language on Page 8 of this submission and reiterate that the language used and its context make the meaning of this proposal plain. Furthermore, however, there is no requirement that terms be defined or even universally agreed upon. See *Microsoft Corporation* (September 14, 2000) where the Staff required inclusion of a proposal that requested the board of directors implement and/or increase activity on eleven principles relating to human and labor rights in China. In that case, the company argued "phrases like 'freedom of association' and 'freedom of expression' have been hotly debated in the United States" and therefore the proposal was too vague. See also, *Yahoo!* (April 13, 2007), which survived a challenge on vagueness grounds where the proposal sought "policies to help protect freedom of access to the Internet"; *Cisco Systems, Inc.* (Sep. 19, 2002) (Staff did not accept claim that terms "which allows monitoring," "which acts as a `firewall,'" and "monitoring" were vague); and *Cisco Systems, Inc.* (Aug. 31, 2005) (Staff did not accept claim that term "Human Rights Policy" was too vague). Similarly, the terms identified by the Company are well understood terms, not only in the investor community, but amongst the general public as well.

As stated earlier, the Proponents spell out the request clearly and succinctly. The plain language of the Proposal makes it evident what is being requested of the board and they are free to choose to adopt the language that we suggest or they can adopt a different set of principles. In doing so, we do not attempt to micro-manage the Company. The Company has the appropriate level of discretion to determine how best to implement the Proposal.

For these reasons, we respectfully urge the Staff to conclude that Amazon has not met its burden to demonstrate that the Proposal is inherently vague and indefinite as to be misleading.

<u>The Proposal Has A Clear Nexus With The Company</u>

On Page 15 of the Company's January 23 letter, the Company states that "none of the Company's U.S. employees are paid the federal minimum wage rate." The Proponent does not contest that assertion, which does not detract in the least from the need for Amazon to investigate and adopt a constructive policy position on the minimum wage debate occurring on the federal, state, and municipal levels all around this country. Although none of its employees are paid the federal minimum wage, the Company may consider lobbying on the issue of minimum wage reform at any of those jurisdictional levels simply because the Company may believe that it has a stake in the outcome of those debates. The Proponent's only interest is that any such Company activity at the local, state, or indeed the federal level be transparent, constructive, reasoned, and in keeping with long-term shareholder value.

It is generally understood — and will be plain to investors assessing and voting on this proposal — that the public policy debate over minimum wage reform continues at each of the federal, state, and local levels. Because of Amazon's national scope, minimum wage debates at each of those levels could become relevant to the Company and attract its interest in terms of lobbying and public policy.

To name just one example, as indicated above, movements to increase the state and local minimum wages to $15 per hour are ongoing in Illinois.[11] As of July 2016, the Company was engaged in opening new distribution centers in Illinois that paid fulltime fulfillment associates at $13 per hour.[12] It would be natural for investors to ask about Amazon's stake in the development of the minimum wage reform debate in Illinois over the coming years and legislative cycles and for investors to request additional disclosure on the policy priorities and principles that would govern Amazon's potential interventions in that process

In short, there is a clear nexus between the Proposal and the Company, regardless of the fact that Amazon generally pays direct employees above the federal minimum wage.

<u>Conclusion</u>

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8.

Thank you for your consideration. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance. Please contact me at (617) 742-6666 or pat@zevin.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

[11] http://fox2now.com/2017/01/18/2-proposals-address-illinois-minimum-wage/
[12] http://www.chicagotribune.com/business/ct-amazon-romeoville-fulfillment-center-0727-biz-20160726-story.html

Appendix A

PRINCIPLES FOR MINIMUM WAGE REFORM

RESOLVED: Amazon.com, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P report stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam wrote: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting stronger wages and indexing:

- In his campaign, Donald Trump (then Chairman of Trump Organization) called for a minimum wage increase.
- Early Amazon.com investor Nick Hanauer has campaigned to raise the federal minimum wage to $15.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 23, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Amazon.com, Inc.*
Shareholder Proposals of Zevin Asset Management, LLC
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Amazon.com, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Minimum Wage Proposal") and statements in support thereof received from Zevin Asset Management, LLC (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Minimum Wage Proposal states:

> **RESOLVED:** Amazon.com, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.
>
> This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

In the supporting statement, the Proponent states that "principles for minimum wage reform should recognize that . . . [a] sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families . . . [and t]he minimum wage should be indexed to maintain its ability to support a minimum standard of living . . . ."

A copy of the Minimum Wage Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

The Proponent submitted a second proposal (the "Background Checks Proposal") to the Company via email and UPS delivery on December 6, 2016. A copy of the Background Checks Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit B.

BASES FOR EXCLUSION

The Company pays all U.S. employees at rates that exceed the federal minimum wage, and otherwise offers many unique programs designed to make Amazon a great place to work. Moreover, the Proponent appears to be only incidentally interested in the Company's own wage practices, but instead has stated in a recently published "Engagement & Advocacy Update" that it is "fighting to get Amazon.com [and other companies] to back proposals to raise and index the federal minimum wage." The Commission long ago endorsed the Staff's view that the shareholder proposal rules were not intended to be used by shareholders "to obtain the consensus of other stockholders with respect to matters which are of a general political, social or economic nature" but instead were intended to address "matters relating to the affairs of the company." Exchange Act Release No. 3638 (Jan. 3, 1945). Accordingly, we believe the Proposal properly can be excluded from the 2017 Proxy Materials on a variety of grounds.

We hereby respectfully request that the Staff concur that the Minimum Wage Proposal properly may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(c) because the Proponent has submitted more than one shareholder proposal for consideration at the Company's 2017 Annual Meeting of Shareholders and, despite proper notice, has failed to correct this deficiency.

Furthermore, if the Staff does not concur that the Minimum Wage Proposal may be excluded on the basis of Rule 14a-8(c), we believe that the Minimum Wage Proposal may be excluded pursuant to:

- Rule 14a-8(i)(3) because the proposal is impermissibly vague and indefinite;
- Rule 14a-8(i)(5) because the proposal is not significantly related to the Company's business; and
- Rule 14a-8(i)(7) because the proposal deals with matters relating to the Company's ordinary business operations.

ANALYSIS

I. The Minimum Wage Proposal May Be Excluded Under Rule 14a-8(c) Because The Proponent Submitted Two Proposals In Violation Of The One Proposal Rule And Failed To Correct This Deficiency After Proper Notice.

A. Background Facts

The Proponent submitted the Minimum Wage Proposal to the Company via email and UPS delivery on November 28, 2016. *See* Exhibit A. In the transmittal letter, the Proponent stated:

> Zevin Asset Management is filing on behalf of one of our clients, Trust U/D Gardner Botsford (the Proponent) . . . .
>
> Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying

> ownership of Amazon.com shares from our client's custodian is enclosed.
>
> Zevin Asset Management, LLC is the primary filer for this resolution.

The Proponent submitted the Background Checks Proposal to the Company via email and UPS delivery on December 6, 2016. *See* Exhibit B. In the transmittal letter, the Proponent stated:

> We are co-filing the attached proposal because investors would benefit from clarity on how Amazon.com is managing these risks.
> Zevin Asset Management is filing on behalf of one of our clients, Emma Creighton Irrevocable Trust (the Proponent) . . . .
>
> Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of Amazon.com shares from our client's custodian is enclosed.
>
> Zevin Asset Management is a co-filer for this proposal.

The Company verified that the Proponent, the Trust U/D Gardner Botsford, and the Emma Creighton Irrevocable Trust (the "Trusts") were not shareholders of record. Because the Proponent stated that it was the beneficial owner of the shares held by the Trusts, and the statements made by the Proponent were not substantiated by the documentation that the Proponent submitted with respect to the Minimum Wage Proposal and the Background Checks Proposal (collectively, the "Proposals"), the undersigned sent a deficiency notice to the Proponent on the Company's behalf on December 10, 2016 (the "Deficiency Notice," attached hereto as Exhibit C). The Deficiency Notice expressly identified each deficiency in the documentation supplied by the Proponent; explained the steps the Proponent and the Trusts could take to cure each of the deficiencies; and stated that the Commission's rules required any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received. The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice was delivered to the Proponent, with copies to the Trusts (care of the Proponent), on December 12, 2016. *See* Exhibit C.

Specifically, the Deficiency Notice stated that because the Proponent's letters indicate that "Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the

Proponent's portfolio," it appeared that Zevin Asset Management, LLC was the proponent of the Proposals. Accordingly, the Deficiency Notice stated that "pursuant to Rule 14a-8(c), a proponent may submit no more than one proposal to a company for a particular shareholders' meeting" and that since the Proponent had submitted both Proposals, the Proponent must "correct this procedural deficiency by indicating which proposal [the Proponent] would like to submit for the Company's 2017 Annual Meeting of Shareholders and which proposal [the Proponent] would like to withdraw." *See* Exhibit C.

On December 13, 2016, the Proponent responded to the Deficiency Notice via an email (the "Deficiency Letter Response," attached hereto as Exhibit D). The Proponent did not elect to withdraw one of the Proposals. Instead, the Proponent stated: "To clarify, Zevin Asset Management, LLC is *not* the proponent of the proposal regarding minimum wage reform . . . nor of the proposal regarding criminal background checks . . . ." The Deficiency Letter Response also included, among other things, a set of documents with respect to each of the Trusts (the "Authorization Letters"), including documents stating:

> I hereby confirm that I have authorized and appointed Zevin Asset Management, LLC . . . to represent [Trust U/D Gardner Botsford or Emma Creighton Irrevocable Trust] . . . in all matters relating to shareholder engagement – including (but not limited to):
> - The submission, negotiation, and withdrawal of shareholder proposals
> - Requesting letters of verification from custodians, and
> - Voting, attending and presenting at shareholder meetings.

The Authorization Letters also state that the foregoing authorizations are "intended to be durable, and forward-looking."

The 14-day deadline to respond to the Deficiency Notice expired on December 26, 2016, and the Company has not received any other correspondence from the Proponent or the Trusts addressing this deficiency.

B. Background On The Commission's One Proposal Rule.

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Forty years ago, when the Commission first clarified that a proposal may be submitted under Rule 14a-8 by beneficial owners and first adopted a limit on the number of proposals that a shareholder would be permitted to submit under Rule 14a-8, the Commission addressed exactly this situation. The Commission stated that it was adopting a limit on the number of proposals that a shareholder could submit in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release

No. 12999 (Nov. 22, 1976) (the "1976 Release"). The Commission further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." *Id.*

At the same time, the Commission stated that the limitation on the number of proposals that can be submitted "will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." *Id.* Foreshadowing exactly the situation presented here with respect to the Proposals, the Commission stated:

> In connection with [adopting a limit on the number of proposals that can be submitted], the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of request by the affected managements for a "no-action" letter concerning the omission from their proxy materials of the proposals at issue.

Id.

C. Staff Precedent Under Rule 14a-8(c).

The Staff has interpreted Rule 14a-8(c) (and its predecessor) to permit exclusion of multiple proposals noting that "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). In *First Union Real Estate* (avail. Dec. 20, 1995), the Staff concurred in the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or [as the] alter ego of a collective group headed by [the trustee]." In *PSB Group, Inc.* (avail. Feb. 23, 2010), the Staff concurred in the exclusion of two proposals submitted by an individual who owned shares in his own account and who owned shares in a joint account with his wife. Quoting the Commission's statement in the 1976 Release, the Staff stated that "the limitation on the number of proposals applies 'collectively to all persons having an interest in the same securities (e.g., the record owner and beneficial owner, and joint tenants).'" *See also, International Business Machines Corp.* (Jan. 26, 1998) (same).

Of particular relevance to the facts here, in *Alaska Air Group, Inc.* (avail. Mar. 5, 2009, *recon. denied* Apr. 8, 2009), each of three shareholders granted the proponent authority to act on their behalf, and the proponent submitted three different proposals to the company on behalf of those shareholders. The Staff granted exclusion of the three proposals in *Alaska Air* on the basis that "the proponent exceeded the one-proposal limitation in [R]ule 14a-8(c)." The grant of proxy authority at issue conferred authority to "act on my behalf in all shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." The company argued that, "as a result of the unlimited breadth, discretion, and duration of the proxy authority granted to the [p]roponent," the proponent was the beneficial owner of the shares of each of the three individuals who granted the proxy, and, thus, the proponent's submission of three shareholder proposals to the company violated the one proposal limit in Rule 14a-8(c). The company also argued that the authority granted to the proponent sufficiently distinguished the facts from the situation at issue in an earlier no-action request submitted by AT&T, Inc., in which the Staff declined to concur with exclusion based on AT&T's argument that the holder of a proxy should be deemed the beneficial owner of the shares where the proxy conferred authority only with regard to the submission of proposals or voting at an annual meeting of shareholders. *See AT&T, Inc. (Chevedden)* (avail. Jan. 18, 2007).

D. Zevin Asset Management, LLC, Not The Trusts, Is The Proponent Of The Proposals.

Here, the Proponent is the beneficial owner of the shares owned by the Trust, and thus the one proposal rule applies to all the shares that it collectively beneficially owns. As discussed above, the Proponent's beneficial ownership arises from the "unlimited breadth, discretion, and duration" of the authority that the Proponent has over the Trusts' shares. In the November 28, 2016 transmittal letter for the Minimum Wage Proposal and in the December 6, 2016 transmittal letter for the Background Checks Proposal, the Proponent stated that it "has complete discretion over the [Trust's] shareholder account which means that we have complete discretion to buy or sell investments in the [Trust's] portfolio." The Proponent demonstrated the scope of its control by speaking on behalf of the Trusts in representing that the Trusts would continue to hold the requisite number of the Company's shares through the date of the Company's 2017 annual meeting of shareholders. The virtually identical Authorization Letters provided by the Proponent reaffirm the scope of the Proponent's control over the Company shares held by the Trusts. The Authorization Letters state that the Trusts "have authorized and appointed" the Proponent to represent the Trusts "in all matters relating to shareholder engagement" including the submission of shareholder proposals and voting the Trusts' shares at shareholder meetings, and stated, "This letter of authorization and appointment is intended to be durable and forward-looking."

The Proponent's assertion in an email transmitting the Authorization Letters, claiming that it is not the proponent of the Proposals and that its actions were previously authorized by the

Trusts, does not change the facts. As in *Alaska Air,* the "unlimited breadth, discretion, and duration" of the authority granted to the Proponent by the Trusts renders the Proponent the beneficial owner of the Trusts' shares and therefore the actual proponent of the Proposals. In addition to the "complete discretion" that the Proponent held over the Trusts' security holdings, the proxy authority granted by the Trusts to the Proponent is as broad, and in some aspects broader, than the proxy authority at issue in *Alaska Air*. Specifically, just as the proxy authority in *Alaska Air* authorized the proponent to "act on my behalf *in all shareholder matters*, including this Rule 14a-8 proposal" (emphasis added), the Trusts' Authorization Letters confer authority on the Proponent to "represent [the Trusts] in regard to [holdings of the Company] *in all matters relating to shareholder engagement*" (emphasis added). Moreover, the Authorization Letters are even broader than the proxy authority at issue in *Alaska Air* because they are not limited to a single shareholder proposal to be presented at a specified annual meeting, but instead specifically encompass "(but [are] not limited to): The submission, negotiation, and withdrawal of shareholder proposals[,] [r]equesting letters of verification from custodians, and [v]oting, attending and presenting at shareholder meetings." The Authorization Letters also state that "This authorization and appointment is intended to be durable, and forward-looking." *See* Exhibit D. Thus, as in *Alaska Air*, by virtue of the "breadth, discretion and duration" of the grant of authority to the Proponent by the Trusts, the Proponent is the beneficial owner of the Trusts' shares and therefore the Proponent and the Trusts collectively are subject to the one proposal rule. As stated in the 1976 Release, the limitation imposed by Rule 14a-8(c) may not be evaded by a proponent, such as the Proponent here, who attempts to submit additional proposals by "having other persons whose securities they control submit . . . proposals each in their own names."

E. The Company Notified The Proponent Of The One Proposal Limit In Rule 14a-8(c), But The Proponent Failed To Correct This Deficiency.

The Company received the Minimum Wage Proposal from the Proponent on November 28, 2016 and the Background Checks Proposal from the Proponent on December 6, 2016. On December 10, 2016, the undersigned sent the Deficiency Notice on behalf of the Company to the Proponent and to the Trusts, which was delivered on December 12, 2016. The Deficiency Notice informed the Proponent of the one proposal limit and asked the Proponent to indicate "which proposal you would like to submit for the Company's 2017 Annual Meeting of Shareholders and which proposal you would like to withdraw." *See* Exhibit C. In its response, the Proponent failed to indicate which proposal the Proponent wished to withdraw and which proposal the Proponent wished to have appear in the 2017 Proxy Materials. *See* Exhibit D. Thus, because the Proponent failed to respond to a proper deficiency notice, we request that the Staff concur in our view that the Proponent has failed to satisfy the conditions of Rule 14a-8, and the Company is not required to include either of its Proposals in its 2017 Proxy Materials.[1]

II. The Minimum Wage Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.") As further described below, the Minimum Wage Proposal is excludable under Rule 14a-8(i)(3) because it is so vague and indefinite as to be materially misleading since it is unclear what actions it is requesting and because it fails to define or explain key terms.

A. The Minimum Wage Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Is Materially Vague And Indefinite.

The Staff has concurred that a proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of [the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). The Staff consistently has allowed the exclusion, as vague and indefinite, of proposals requesting certain disclosures or

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[1] As noted above, the Proponent was a co-filer of the Background Checks Proposal. We are separately submitting a no-action request addressing the substantive bases for excluding the Background Checks Proposal. Accordingly, in this letter we address only the Proponent's failure to satisfy Rule 14a-8(c), and we acknowledge that the co-filer's ability to include the Background Checks Proposal in the Company's 2017 Proxy Materials will not be affected by the Staff's concurrence that the Proponent has failed to satisfy the one proposal limitation of Rule 14a-8(c).

actions but containing only general or uninformative references to the information to be included or the steps to be taken. *See, e.g.*, *Yahoo! Inc.* (avail. Mar. 26, 2008) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board establish "a new policy doing business in China, with the help from China's democratic activists and human/civil rights movement"); *Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board compile a report "concerning the thinking of the Directors concerning representative payees"); *Kroger Co.* (avail. Mar. 19, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines, where the company argued that the proposal's "extremely brief and basic description of the voluminous and highly complex Guidelines" did not adequately inform the company of the actions necessary to implement the proposal); *Johnson & Johnson* (Feb. 7, 2003) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting a report relating to the company's progress concerning "the Glass Ceiling Commission's business recommendations").

Here, the nature and scope of the Minimum Wage Proposal's request are unclear. The Minimum Wage Proposal's resolution urges the Board "to adopt and publish principles for minimum wage reform." However, the resolution fails to address a critical element, which is whether the requested "principles for minimum wage reform" are intended to apply to the Company's operations, or are intended to constitute a general public policy statement by the Company.

Instead of addressing how the Minimum Wage Proposal relates to the Company's operations, language immediately following the Minimum Wage Proposal's resolution addresses what the Minimum Wage Proposal *does not* encompass. Specifically, the Minimum Wage Proposal states that the proposal:

- "does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation;" and
- does not "seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform."

Instead of clarifying the scope of the Minimum Wage Proposal, this language – and in particular the reference to "the Company's internal approach to . . . implementation of its principles for minimum wage reform" – is ambiguous over whether or not the "principles for minimum wage reform" are intended to apply to the Company.

The indirect reference to the Minimum Wage Proposal not seeking to address "the Company's internal approach to . . . implementation of its principles for minimum wage reform" suggests that any principles for minimum wage reform adopted by the Company are intended to apply to the Company, while all of the supporting statements to the Minimum Wage Proposal suggest that the "principles for minimum wage reform" are intended to be a general public policy statement. In particular, the supporting statements refer to general public policy matters, indicating that the Proponent believes that "principles for minimum wage reform" should address the needs of a "sustainable economy" and should provide for minimum wages to be "indexed." Other statements likewise refer to minimum wage reform as a "significant social policy issue[]" and argue that "the U.S. should raise the minimum wage." Nothing in the six paragraphs under the "Supporting Statement" heading refers to the Company or the Company's wage practices, other than noting that an early investor "has campaigned to raise the federal minimum wage to $15."[2]

Without clarity on this fundamental issue—whether the "principles for minimum wage reform" requested by the Minimum Wage Proposal are intended to be principles for the Company's reform of its own wage practices, or whether they are intended to constitute a general public policy statement addressed to reforming the federal minimum wage—shareholders cannot be sure what action they are being asked to support, and the Company would not be able to determine how to implement the proposal. Consequently, any action ultimately taken by the Company upon implementation of the Minimum Wage Proposal could be significantly different from the actions envisioned by shareholders voting on the Minimum Wage Proposal, as was the case with the shareholder proposal that was excluded in *Fuqua*.

B. The Minimum Wage Proposal May Be Excluded Pursuant To Rule 14a-8(i)(3) Because It Includes Vague And Undefined Key Terms.

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Microsoft Corp.* (avail. Oct. 7, 2016), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the board make a determination that there is a "compelling justification" before taking any action preventing "the effectiveness of a shareholder vote" because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what

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[2] As discussed further below, the Company pays all of its U.S. employees above the federal minimum wage rate.

actions or measures the proposal requires." Similarly, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies.'"); *International Paper Co.* (avail. Feb. 3, 2011) (concurring with the exclusion of a proposal that executives be required to retain a portion of stock acquired through "executive pay rights" because the proposal did not sufficiently define "executive pay rights"); *General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion of a proposal to "[e]liminate all incentives for the CEOS [sic] and the Board of Directors" where the proposal did not define "incentives" or "CEOS").

The Minimum Wage Proposal includes several vague terms that are not defined, such that shareholders voting on the Minimum Wage Proposal would be unable to ascertain with reasonable certainty what actions or policies the Company should undertake if the proposal were enacted. Specifically, as discussed below, the Minimum Wage Proposal fails to define "principles," "reform," and "indexed."

The Minimum Wage Proposal and the supporting statement do not adequately explain the nature of the "principles" that are to be adopted. Shareholders could interpret "principles" as referring to a stance that the Company will take with respect to various minimum wage laws, whereas the Company could reasonably interpret "principles" as referring to the adoption of a policy regarding the "minimum wage" that Company employees receive, or vice versa. Furthermore, assuming that "principles" refers to the Company's adoption of a compensation policy, shareholders and the Company could differ in their perception of whether this policy is to be binding or should instead embody principles that are aspirational in nature.

Additionally, the term "reform" is vague and undefined. Given that the proposal indicates that it is not intended to "address the Company's internal approach to compensation" and that it "does not encompass . . . ask[ing] the Company to take a position on any particular piece of legislation," it is unclear what the Minimum Wage Proposal means by "reform." The Company and its shareholders could reasonably interpret "reform" to mean dramatically different things, and the proposal and supporting statement do not offer any clarity.

Finally, the Minimum Wage Proposal states that "[t]he minimum wage should be indexed," but it does not specify what the minimum wage should be indexed to. The Company and its shareholders could reasonably interpret this provision as requesting that wages be indexed to any number of different inflation measures or other economic indicators. Lacking further information regarding the steps that must be taken by the Company, the Company and its shareholders may interpret the Minimum Wage Proposal in meaningfully different ways. Consequently, any action ultimately taken by the Company upon implementation of the Minimum Wage Proposal could be significantly different from the actions envisioned by shareholders.

Because "principles," "reform," and "indexed" are terms critical to the understanding of the Minimum Wage Proposal by the Company and its shareholders, and because these terms are not sufficiently defined, the Minimum Wage Proposal is similar to the shareholder proposals that were excluded in *Microsoft Corp.*, *Puget Energy, Inc.*, *Berkshire Hathaway*, *International Paper*, and *General Motors* in that it is so inherently vague and indefinite that shareholders voting on the Minimum Wage Proposal would be unable to ascertain with reasonable certainty what actions or policies the Company should undertake if it were enacted. Thus, the Minimum Wage Proposal is properly excludable under Rule 14a-8(i)(3) because it is so vague and indefinite as to be materially misleading.

III. The Minimum Wage Proposal May Be Excluded Pursuant To Rule 14a-8(i)(5) Because It is Not Significantly Related To The Company's Business Operations.

A. Background On Rule 14a(8)(i)(5).

Rule 14a-8(i)(5) permits the exclusion of a proposal which relates to operations which (i) account for less than five percent of a company's total assets at the end of its most recent fiscal year, (ii) account for less than five percent of its net earnings for the most recent fiscal year, (iii) account for less than five percent of its gross sales for the most recent fiscal year, and (iv) is not otherwise significantly related to the company's business.

The "otherwise significantly related" prong of Rule 14a-8(i)(5) limits the ability of companies to exclude shareholder proposals which may address issues constituting insignificant parts of a company's business operations but which are otherwise significantly related to the company's business. Explaining the administration of the rule that at the time was codified as Rule 14a-8(c)(5), the Commission stated, "In those situations, however, where the proposal has reflected social or ethical issues, rather than economic concerns, raised by the issuer's business, and the issuer conducts any such business, no matter how small, the staff has not issued a no-action letter with respect to the omission of the proposal pursuant to paragraph (c)(5)." 1982 Release. This standard, however, is applicable only where "the issuer conducts any such business." *Id.* The Commission stated, "when the proposal relates to an area in which the issuer has no involvement, the proposal is omittable under paragraph (c)(5)." *Id.* The Commission subsequently adopted the rule as proposed, without further commentary. 1983 Release. *See also Lovenheim v. Iroquois Brands, Inc.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985) (noting that a proposal that is "ethically significant in the abstract but ha[s] no meaningful relationship to the [company's] business" may be omitted under Rule 14a-8(c)(5)). Because the Minimum Wage Proposal relates to minimum wage reform and the Company pays its employees above the federal minimum wage in the United States, the Minimum Wage Proposal may be omitted under Rule 14a-8(i)(5).

The Staff has consistently permitted exclusion under Rule 14a-8(i)(5) of proposals addressing policy issues when those proposals do not relate to the company's business operations. In *Arch Coal, Inc.* (avail. Jan. 19, 2007), a proposal requested that the company report on its response to pressures "to significantly reduce carbon dioxide and other emissions from the company's current and proposed power plant operations." Arch Coal was in the business of mining coal, and thus the subject of the proposal was relevant to its customers, but the Staff nevertheless concurred that the company could exclude the proposal under Rule 14a-8(i)(5), noting in particular the company's representation "that Arch Coal does not have any power plant operations." Similarly, in *Procter & Gamble* (avail. Aug. 11, 2003), the Staff concurred in the exclusion of a shareholder proposal addressing stem cell research under Rule 14a-8(i)(5) because the company did not perform any such research. In *Eli Lilly and Co.* (avail. Feb. 2, 2000), the Staff concurred in the exclusion of a shareholder proposal addressing a specific research technique because the company did not engage in such research in its own operations. Where a proposal addresses a policy issue of concern to shareholders, the proposal is nonetheless excludable under Rule 14a-8(i)(5) if it is unrelated to the company's business operations.[3]

Furthermore, the Staff has permitted exclusion of shareholder proposals that are unrelated to a company's business operations when they address the business operations of third parties. In *PepsiCo, Inc.* (avail. Jan. 24, 1994), a proposal requested the company's board to "urge its franchised restaurants in Northern Ireland, at the time of contract renewal, to make all possible lawful efforts to implement . . . the MacBride Principles." The company represented that it did not operate any restaurants in Northern Ireland, and that franchise agreements it had entered into with unrelated third parties ("franchisees") that operated Pizza Hut and Kentucky Fried Chicken restaurants in Northern Ireland accounted for less than five percent of the company's assets, earnings, or gross sales. The company further argued that the proposal was not otherwise significantly related to the company's business, since it related to the business operations of its franchisees, not of the company. The Staff concurred that the proposal could be excluded under Rule 14a-8(c)(5), noting "that the Company does

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[3] *See La Jolla Pharmaceutical Co., Inc.* (avail. Feb. 18, 1997) (permitting exclusion under Rule 14a-8(c)(5) of a proposal requiring the company to avoid using certain materials where the company represented in its no-action request that it does not use such materials).

not own or operate any restaurants in Northern Ireland, does not have a contractual right to review the employment practices of its franchisees and the amounts associated with the Company's franchises in Northern Ireland are less than the five percent tests under rule 14a-8(c)(5)." Similarly, in *J.P. Morgan & Co.* (avail. Feb. 5, 1999), the proposal asked that the company discontinue banking services with Swiss entities until all claims made by victims of the Holocaust and their heirs are settled and total restitution is made. The company argued that the subject matter of the proposal (relating to claims by victims against third parties that the company might engage in business with) was not "otherwise significantly related" to the company's business of providing banking and other financial services to its clients and engaging in trading and other investment activities for its own account. The Staff concurred that the proposal could be omitted under Rule 14a-8(i)(5). A proposal is properly excludable under Rule 14a-8(i)(5) if it relates only to the business operations of unrelated third parties.

More generally, the Commission long ago endorsed the Staff's view that the shareholder proposal rules were not intended to be used by shareholders "to obtain the consensus of other stockholders with respect to matters which are of a general political, social or economic nature" but instead were intended to address "matters relating to the affairs of the company." Exchange Act Release No. 3638 (Jan. 3, 1945).

B. The Minimum Wage Proposal Is Not Related To The Company's Business.

The Minimum Wage Proposal appears to relate to federal minimum wage reform; the supporting statements explicitly address the current *federal* minimum wage, directly cite *national* economic indicators, and point to instances where business and political leaders have supported reforming the *federal* minimum wage. The Company pays each of its United States employees at a rate that is greater than the federal minimum wage. Because none of the Company's U.S. employees are paid the federal minimum wage rate, none of the Company's employees would necessarily be affected by a change in the federal minimum wage.[4] Because there is no direct relationship between the federal minimum wage and the Company's compensation of employees, none of the Company's assets, earnings, or gross sales are attributable to the Minimum Wage Proposal.

Additionally, the Minimum Wage Proposal is not "otherwise significantly related" to the Company's business within the meaning of Rule 14a-8(i)(5). As in *Arch Coal*, *Eli Lilly*, *Procter & Gamble*, and the proposals addressed in Exchange Act Release No. 3638, the

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[4] Notably, the Minimum Wage Proposal states that it is not asking the Company to endorse any particular piece of federal minimum wage legislation and does not request that the Company endorse a specific federal minimum wage rate.

Minimum Wage Proposal may address an important policy issue and may be of concern to the Company's shareholders, but it is not directly related to the Company's operations. The "otherwise significantly related" prong of Rule 14a-8(i)(5) does not limit the ability of the Company to exclude the Minimum Wage Proposal because the subject matter of the Proposal is unrelated to the Company's business.

Furthermore, as in *PepsiCo* and *J.P. Morgan*, the fact that other unrelated companies may have employees who are compensated based on the federal minimum wage is insufficient to make the Minimum Wage Proposal "otherwise significantly related" to the Company's business operations for the purposes of Rule 14a-8(i)(5). Even if third parties who compensate employees based on the federal minimum wage do business with the Company, the Minimum Wage Proposal remains unrelated to the Company's operations. Regardless of whether the Minimum Wage Proposal is "significant in the abstract," it is excludable under Rule 14a-8(i)(5) because it seeks to have the Company adopt principles that relate to the actions of third-party employers which are not significantly related to the Company's own operations.

IV. The Minimum Wage Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the Company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

As discussed below, the Minimum Wage Proposal is ambiguous on whether it is intended to relate to the Company's operations. Nevertheless, by referencing the Company's "internal approach to … implementation of its principles for minimum wage" (actions the Company has already addressed by paying all its U.S. employees at rates that are above the federal minimum wage), the Minimum Wage Proposal relates to the Company's general employee compensation and management of its workforce and does not focus on a significant policy issue. To the extent that the Minimum Wage Proposal does not apply to the Company's management of its workforce, it lacks a sufficient nexus to the Company's operations.

Accordingly, consistent with the standards set forth in the 1998 Release, the Minimum Wage Proposal is excludable under Rule 14a-8(i)(7).

A. The Minimum Wage Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Involves General Employee Compensation.

Determinations regarding employee wages are exactly the type of detailed and nuanced operating decisions that Rule 14a-8(i)(7) is intended to address. There are many factors, in addition to those addressed in the Proposal and its supporting statements, that have to be considered when addressing wages. As noted above, the Company pays all its U.S. employees at above the federal minimum wage rate. In addition to paying highly competitive wages based on regional and other considerations, the Company provides comprehensive benefits on day one, bonuses and stock awards. The Company also offers innovative benefits such as its Career Choice Program, where the Company will pre-pay 95 percent of tuition fees so employees can pursue their aspirations, whether at the Company or elsewhere. The Company recently announced the expansion of the program with the creation of dedicated, onsite classrooms at eight of its fulfillment centers across the U.S. The classrooms feature high-end technology and allow employees to take college classes, industry certification courses, college readiness programs and business seminars onsite. Amazon also offers all regular, full-time salaried and hourly employees, including the more than 100,000 fulfillment center and customer service associates, up to 20 paid weeks of maternity leave, the ability to share up to 6 weeks of paid leave with a spouse or partner, and a flexible return to work program.

The Staff has on multiple occasions concluded that shareholder proposals seeking action related to minimum wages implicate general compensation matters, and thus are excludable under Rule 14a-8(i)(7) as related to ordinary business operations. *See, e.g.*, *The TJX Companies, Inc. (Trillium Asset Mgmt., LLC)* (avail. Mar. 8, 2016) (concurring with the exclusion of a proposal requesting the company to adopt minimum wage reform principles and publish them by October 2016, noting that the proposal "relates to general compensation matters"); *Best Buy Co., Inc.* (avail. Mar. 8, 2016) (same); *CVS Health Corp.* (avail. Feb. 23, 2016, *recon. denied* Mar. 8, 2016) (same); *Staples, Inc.* (avail. Mar. 8, 2016) (same); *Apple, Inc.* (avail. Nov. 16, 2015) (concurring with the exclusion of a proposal requesting the company's compensation committee to "adopt new compensation principles responsive to America's general economy, such as unemployment, working hour[s] and wage inequality"); *McDonald's Corp.* (avail. Mar. 18, 2015) (concurring with the exclusion of a proposal that urged the board to encourage the company's franchises to pay employees a minimum wage of $11 per hour); *Kmart Corp.* (avail. Mar. 12, 1999) (concurring with the exclusion of a proposal because it requested a report on suppliers' "policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage").

More generally, the Staff has consistently concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(7) when the proposals relate to general employee compensation rather than compensation of senior executive officers and directors. Staff Legal Bulletin No. 14A (Jul. 12, 2002)[5] ("SLB 14A"). For example, in *Ford Motor Co.* (avail. Jan. 9, 2008), the proposal requested that the company stop awarding all stock options. The proposal did not limit the applicability of this ban on stock option awards to senior executive officers and directors, but instead applied the ban generally to all company employees. Accordingly, the Staff concurred that the company could "exclude the proposal under [R]ule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general compensation matters)." *See, e.g.*, *Yum! Brands, Inc.* (avail. Feb. 24, 2015) (concurring with the exclusion of a proposal requesting a report on the company's executive compensation policies, where the proposal suggested that the report include a comparison of senior executive compensation and "our store employees' median wage"); *ENGlobal Corp.* (avail. Mar. 28, 2012) (concurring with the exclusion of a proposal that sought to amend the company's equity incentive plan, noting that "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors); *International Business Machines Corp. (Boulain)* (avail. Jan. 22, 2009) (concurring with the exclusion of a proposal requesting that no employee above a certain management level receive a salary raise in any year in which at least two-thirds of all company employees did not receive a three percent salary raise); *Amazon.com, Inc.* (avail. Mar. 7, 2005) (concurring with the exclusion of a proposal requesting that the board adopt a new policy on equity compensation and cancel an existing equity compensation plan that potentially affected the general company workforce).

Consistent with the foregoing precedents, the Minimum Wage Proposal's request that the Company "adopt and publish principles for minimum wage reform" implicates the Company's ordinary business operations and does not address senior executive or director compensation matters that would constitute a significant policy issue. The Minimum Wage Proposal is virtually identical to the proposals presented in *Best Buy*, *CVS*, *Staples*, and *TJX*, changing only the anticipated timeline for adopting the requested reform and adding an assertion that the Minimum Wage Proposal does not "seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its

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[5] In SLB 14A, the Staff stated that "[s]ince 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation: We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7) . . . ." On the other hand, the Staff stated that it did "not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on rule 14a-8(i)(7)."

principles." We believe that these minor changes are insufficient to distinguish the Minimum Wage Proposal from that precedent.

Likewise, analogous to the *Ford* proposal, the Minimum Wage Proposal addresses compensation generally and is not limited to compensation of the Company's senior executive officers or directors, as a minimum wage establishes a floor for every employee's wages. As noted above, the statement in the Minimum Wage Proposal indicating that it is not seeking to address "the Company's internal approach to ... implementation of its principles for minimum wage reform" suggests that any principles for minimum wage reform adopted by the Company are intended to apply to the Company. Moreover, the Company is a principles-driven organization that is guided by the principles it adopts.[6] When the Company adopts a principle, that principle is internalized and becomes woven into all aspects of the Company. By asking the Company to adopt principles for minimum wage reform and suggesting that there is to be some "internal approach to . . . implementation of its principles for minimum wage reform," the Proponent is asking that the Company espouse these principles and incorporate them into its business.[7]

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[6] For example, the very first page of the discussion of the Company's business in its Annual Report on Form 10-K for the year ended December 31, 2015 states that the Company is "guided by four principles: customer obsession rather than competitor focus, passion for invention, commitment to operational excellence, and long-term thinking." Additionally, the Company publishes a list of Leadership Principles which drive the Company's business decisions.

[7] To the extent that the Staff views the Minimum Wage Proposal as not addressing the Company's own operations, then the Minimum Wage Proposal remains excludable under Rule 14a-8(i)(7), regardless of whether or not it implicates a significant policy issue, because there is not a sufficient nexus between the requested action and the Company. In this regard, Note 4 of Staff Legal Bulletin 14E (Oct. 27, 2009), states that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." The Staff reaffirmed this position in Note 32 of Staff Legal Bulletin 14H (Oct. 22, 2015), explaining that "[w]hether the significant policy exception applies depends, in part, on the connection between the significant policy issue and the company's business operations." To the extent that the Minimum Wage Proposal does not relate to the Company's own operations, and instead is intended to implicate the

Any Company-endorsed principles that implicate a minimum wage standard will necessarily relate to the decisions that the Company makes with respect to the compensation it chooses to provide to its employees. Determining the amounts of compensation for the numerous employees across the Company's large, international organization is a fundamental responsibility of the Company's management. It is not practical to subject these decisions to shareholder oversight because shareholders are not in a position to determine the appropriateness of employees' wages in the context of the local, regional, national and international labor markets; the circumstances of the Company's business; the roles that various Company employees perform; and employees' overall compensation and benefits packages. Furthermore, the Proponent has recently disclosed in its "Engagement & Advocacy Update" that it is "fighting to get Amazon.com [and other companies] to back proposals to raise and index the federal minimum wage." S*ee* Exhibit E. Thus, because the Minimum Wage Proposal addresses general employee compensation matters, it may be excluded under Rule 14a-8(i)(7).

B. The Minimum Wage Proposal Is Excludable Because It Relates To The Management Of The Company's Workforce.

The Commission and Staff also have long held that shareholder proposals may be excluded under Rule 14a-8(i)(7) when they relate to the Company's management of its workforce. By requesting adoption of compensation principles affecting the vast majority of the Company's workforce, the Minimum Wage Proposal directly implicates the Company's management of its workforce and is therefore excludable.

The Commission recognized in the 1998 Release that certain tasks "are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." *Id.* Similarly, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Northrop Grumman Corp.* (avail. Mar. 18, 2010), the Staff concurred that a proposal requesting that the board identify and modify procedures to improve the visibility of educational status in the company's reduction-in-force review process could be excluded, noting that "[p]roposals concerning a company's management of its workforce are generally excludable under [R]ule 14a-8(i)(7)." *See also JPMorgan Chase & Co.* (avail. Mar. 9, 2015) (concurring in the exclusion of a proposal that requested that the company amend its human

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Company in "matters which are of a general political, social or economic nature" the Minimum Wage Proposal remains excludable under Rule 14a-8(i)(7) because there is not a sufficient nexus between the subject of the Proposal and the Company.

rights-related policies "to address the right to take part in one's own government free from retribution," and also included examples of companies that had adopted non-retaliation policies to protect employees' expressed political views and contributions in its supporting statement, because the proposal related to "[the company's] policies concerning its employees"); *Starwood Hotels & Resorts Worldwide, Inc.* (avail. Feb. 14, 2012) (concurring that a proposal requesting verification and documentation of U.S. citizenship for the company's U.S. workforce could be excluded because it concerned "procedures for hiring and training employees"); *Consolidated Edison, Inc.* (avail. Feb. 24, 2005) (concurring that a proposal requesting the termination of certain supervisors could be excluded as it related to "the termination, hiring, or promotion of employees"); *Bank of America Corp.* (avail. Feb. 4, 2005) (concurring that a proposal regarding the relocation of U.S.-based jobs to foreign countries could be excluded as it related to the company's "management of the workforce"); *Fluor Corp.* (avail. Feb. 3, 2005) (concurring that a proposal requesting information relating to the elimination or relocation of U.S.-based jobs within the company could be excluded as it related to the company's "management of its workforce").

In the current instance, the Minimum Wage Proposal requests that the Board "adopt and publish principles for minimum wage reform," and notes in the supporting statement that such principles should acknowledge that "[t]he minimum wage should be indexed . . . to allow for orderly increases, predictability and business planning." Language following the "Resolved" clause also states that the Minimum Wage Proposal does not "seek to address the Company's internal approach to . . . implementation of its principles for minimum wage reform." By referring to the Company's "implementation of its principles," the Minimum Wage Proposal indicates that the Company needs to adopt and implement the principles the Minimum Wage Proposal requests in order to properly manage its own workforce, which, as of December 31, 2015, consisted of approximately 230,800 employees.[8] However, decisions concerning employee relations, including wages, are multifaceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders. These are fundamental business issues for the Company's management and require an understanding of the Company-specific changes that could result from implementation of the requested reform. Therefore, in accordance with the precedent discussed above, the Minimum Wage Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

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[8] As reported in the Company's Form 10-K for the fiscal year ended December 31, 2015, *available at*: https://www.sec.gov/Archives/edgar/data/1018724/000101872416000172/amzn-20151231x10k.htm.

C. The Minimum Wage Proposal's Request For Adoption Of Principles On Minimum Wage Reform Does Not Preclude Exclusion Under Rule 14a-8(i)(7).

The means by which a shareholder proposal is presented do not change the nature of the proposal's underlying subject matter or the application of Rule 14a-8(i)(7). For example, the Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* 1983 Release. In addition, the Staff has indicated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). This analysis also applies to a proposal requesting adoption of principles: the proposal is excludable if the underlying subject matter pertains to ordinary business and does not implicate a significant social policy issue. In *JPMorgan Chase & Co.* (avail. Mar. 7, 2013), the Staff concurred in the exclusion of a proposal requesting that the company "adopt public policy principles for national and international reforms to prevent illicit financial flows," particularly flows involving "countries or entities operating against US national security interests." In its decision, the Staff noted that "the proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue." *See also Bank of America Corp.* (avail. Feb. 17, 2011) (concurring in the exclusion of a substantially similar proposal, also on grounds that it related to the company's provision of certain products and services and did not focus on a significant social policy issue); *JPMorgan Chase & Co.* (avail. Feb. 17, 2011) (same); *Citigroup Inc.* (avail. Feb. 14, 2011) (same). Here, consistent with the *JPMorgan* line of precedent, the Minimum Wage Proposal is excludable under Rule 14a-8(i)(7) because the requested principles relate solely to the ordinary business matters of general employee compensation and workforce management.

Notably, the Staff has never concurred that minimum wage reform is a "significant policy issue" under Rule 14a-8(i)(7). The 1998 Release states that despite its interference with the ordinary business matters of a company, a shareholder proposal may not be excluded pursuant to Rule 14a-8(i)(7) when it raises "significant social policy issues" that "transcend the day-to-day business matters" of a company. In the 1998 Release, the Commission also indicated that there are no "bright-line" tests and the determination of whether a significant policy issue is involved would be made on a case-by-case basis. Here, the Minimum Wage Proposal does not involve significant policy issues of the type that have been cited by the Commission or the Staff as raising significant policy issues. Instead, the Minimum Wage Proposal addresses general employee compensation and relates to how the Company implements its wage programs and manages its workforce—issues which are, according to the Staff precedent, all matters of ordinary business for a company. We believe that matters related to the Company's ordinary business operations, such as general employee compensation and management of the Company's workforce, are best addressed by management rather than shareholders. Thus, because the Minimum Wage Proposal concerns matters relating to the Company's ordinary business operations and does not focus on a significant policy issue, we believe that the Minimum Wage Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Mark Hoffman, the Company's Vice President & Associate General Counsel and Assistant Secretary, at (206) 266-2132.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Mark Hoffman, Amazon.com, Inc.
Pat Tomaino, Zevin Asset Management, LLC

EXHIBIT A

From: Pat Tomaino [mailto:Pat@zevin.com]
Sent: Monday, November 28, 2016 11:28 AM
To: Zapolsky, David; 'david.zapolsky@amazon.com'; 'dzapolsky@amazon.com'
Cc: IR
Subject: Shareholder proposal on minimum wage principles

Dear Mr. Zapolsky,

I hope you're well after the holiday. Zevin Asset Management serves clients who are long-term investors in Amazon.com, Inc. We believe that all investors would benefit from more clarity on the Company's approach to the minimum wage debate. Therefore we are filing the attached shareholder proposal on behalf of our client, Trust U/D Gardner Botsford.

Please find the attached packet of documents containing our filing letter, the proposal, and custodial proof of ownership.

Your office will also receive these documents via UPS this week. Many thanks for confirming receipt of the attached shareholder proposal at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 28, 2016

Via UPS and E-Mail

David A. Zapolsky
General Counsel & Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109
E-mail: David.Zapolsky@amazon.com

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Zapolsky:

Enclosed please find our letter filing the attached shareholder proposal on minimum wage reform to be included in the proxy statement of Amazon.com, Inc. (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We have elected to file the attached proposal because investors would benefit from additional clarity on our Company's approach to minimum wage reform in the United States.

Zevin Asset Management is filing on behalf of one of our clients, Trust U/D Gardner Botsford (the Proponent), which has continuously held, for at least one year of the date hereof, 897 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of Amazon.com shares from our client's custodian is enclosed.

Zevin Asset Management, LLC is the primary filer for this resolution. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules. We may be joined by other co-filers.

Zevin Asset Management, LLC welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 or pat@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

PRINCIPLES FOR MINIMUM WAGE REFORM

RESOLVED: Amazon.com, Inc. shareholders urge the Board to adopt and publish principles for minimum wage reform.

This proposal does not encompass payments used for lobbying or ask the Company to take a position on any particular piece of legislation. Nor does this proposal seek to address the Company's internal approach to compensation, general employee compensation matters, or implementation of its principles for minimum wage reform. The appropriate timing for publishing the principles should be in the Board's discretion.

Supporting Statement

We believe that principles for minimum wage reform should recognize that:

1. A sustainable economy must ensure a minimum standard of living necessary for the health and general well-being of workers and their families; and

2. The minimum wage should be indexed to maintain its ability to support a minimum standard of living; and to allow for orderly increases, predictability and business planning.

Until the early 1980s, an annual minimum-wage income — after inflation adjustment — was above the poverty line for a family of two. Today, the federal minimum wage of $7.25 per hour, working 40 hours per week, 52 weeks per year, yields an annual income of $15,080, well below the federal poverty line for families.

Poverty-level wages and income inequality may undermine consumer spending and economic growth. A widely reported 2014 S&P report stated: "increasing income inequality is dampening U.S. economic growth." Peter Georgescu of Young & Rubicam wrote: "Business has the most to gain from a healthy America, and the most to lose by social unrest." According to MSCI, stagnant wages can be a key driver of populist movements, which can lead to stagflation and material losses for broadly diversified portfolios.

There are many examples of corporate and civic leaders supporting stronger wages and indexing:

- In his campaign, Donald Trump (then Chairman of Trump Organization) called for a minimum wage increase.
- Early Amazon.com investor Nick Hanauer has campaigned to raise the federal minimum wage to $15.
- Costco CEO Jelinek, Morgan Stanley CEO Gorman, former McDonald's CEO Thompson, and Panera CEO Shaich have indicated support for a federal minimum wage increase.
- Subway CEO DeLuca supports a minimum wage increase and indexing to enable business planning.
- JPMorgan CEO Dimon said in a 2016 op-ed: "Wages for many Americans have gone nowhere for too long."

Polling demonstrates minimum wage reform is one of the nation's most significant social policy issues. For example, an August 2016 Pew Research Poll shows that 58 percent of Americans favor a $15 federal minimum wage.

More than six hundred leading economists, including seven Nobel Prize winners, say that the U.S. should raise the minimum wage and index it. Studies indicate that increases in the minimum wage have had little or no negative effect on the employment of minimum wage workers. Some research suggests a minimum wage increase could have a small stimulative effect on the economy.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 28, 2016

To Whom It May Concern:

Please find attached Hemenway & Barnes's custodial proof of ownership statement of Amazon.com, Inc. (AMZN) from Trust U/D Gardner Botsford. Zevin Asset Management, LLC is the investment advisor to Trust U/D Gardner Botsford and filed a shareholder resolution on minimum wage reform on behalf of the Trust.

This letter serves as confirmation that Trust U/D Gardner Botsford is the beneficial owner of the above referenced stock.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



Hemenway & Barnes LLP

Nancy B. Gardiner
Direct Dial (617) 557-9767
ngardiner@hembar.com

75 State Street
16th Floor
Boston, MA 02109-1466
t 617 227 7940
f 617 227 0781
www.hembar.com

November 28, 2016

To Whom it May Concern :

This is to confirm that a member of the firm Hemenway & Barnes LLP is a trustee of the Trust U/D Gardner Botsford and has custody through its custodian, State Street, of 897 shares of Amazon.com, Inc (AMZN) owned by Trust U/D Gardner Botsford.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of AMZN and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

This letter serves as confirmation that Trust U/D Gardner Botsford is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Trust U/D Gardner Botsford and is planning to file a shareholder resolution on behalf of Trust U/D Gardner Botsford.

Sincerely,



Nancy B. Gardiner

1016055v1

EXHIBIT B

From: Pat Tomaino [mailto:Pat@zevin.com]
Sent: Tuesday, December 06, 2016 11:31 AM
To: Zapolsky, David; 'david.zapolsky@amazon.com'; 'dzapolsky@amazon.com'
Cc: IR
Subject: Shareholder proposal on background checks

Dear Mr. Zapolsky,

Zevin Asset Management serves clients who are long-term investors in Amazon.com, Inc. We believe that all investors would benefit from more clarity on the company's policies and practices related to criminal background checks. Therefore, we are co-filing the attached shareholder proposal on behalf of our client, Emma Creighton Irrevocable Trust.

Please find the attached packet of documents containing our filing letter, the proposal originally submitted by AFL-CIO Reserve Fund, and custodial proof of ownership.

Your office will also receive these documents on December 7 via Overnight UPS. Many thanks for confirming receipt of the attached shareholder proposal at your earliest convenience.

Please contact me at this email address with any correspondence regarding this proposal.

My best,

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 6, 2016

Via Overnight UPS and E-Mail

David A. Zapolsky
General Counsel & Corporate Secretary
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109
E-mail: David.Zapolsky@amazon.com

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Zapolsky:

Enclosed please find our letter co-filing the attached shareholder proposal on background checks to be included in the proxy statement of Amazon.com, Inc. (the "Company") for its 2017 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We wrote to you on October 18, 2016 with concerns about policies and practices around criminal background checks which apparently led to the firing of dozens of primarily Black and Latino delivery drivers previously working on contract for Amazon.com. Investors believe that Amazon.com's use of criminal background checks in hiring and employment decisions presents ongoing legal, reputational, and operational risks—and these risks will intensify as the Company expands its delivery services. We are co-filing the attached proposal because investors would benefit from clarity on how Amazon.com is managing these risks.

Zevin Asset Management is filing on behalf of one of our clients, Emma Creighton Irrevocable Trust (the Proponent), which has continuously held, for at least one year of the date hereof, 7 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders. A letter verifying ownership of Amazon.com shares from our client's custodian is enclosed.

Zevin Asset Management is a co-filer for this proposal. AFL-CIO Reserve Fund is the lead filer and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal. We would appreciate being copied on any correspondence related to this proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me on 617-742-6666 or at pat@zevin.com.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

RESOLVED: Shareholders of Amazon.com (the "Company") request that the Board of Directors prepare a report on the use of criminal background checks in hiring and employment decisions for the Company's employees, independent contractors, and subcontracted workers. The report shall evaluate the risk of racial discrimination that may result from the use of criminal background checks in hiring and employment decisions. The report shall be prepared at reasonable cost and omit proprietary information, and shall be made available on the Company's website no later than the 2018 annual meeting of shareholders.

SUPPORTING STATEMENT:

Approximately one third of US adults have a criminal record according to the National Employment Law Project (http://www.nelp.org/campaign/ensuring-fair-chance-to-work/). Because the criminal justice system disproportionately affects minorities, the use of arrest and conviction records in employment decisions may violate the Civil Rights Act of 1964 and the Equal Employment Opportunity Commission's guidelines if such policies are not job related for the position in question and consistent with business necessity (https://www.eeoc.gov/laws/guidance/arrest_conviction.cfm).

Our Company is a large and growing employer who also subcontracts with staffing agencies and uses independent contractors for various positions including warehouse jobs and delivery drivers. Like at many companies, criminal background checks are used in hiring decisions for these positions. In our opinion, excluding individuals who have had previous contact with the criminal justice system may hurt our Company's competitiveness in attracting and retaining top talent.

The disparate impact that such practices may have on people of color may also work against our Company's commitment to diversity. While it may be appropriate to disqualify certain individuals with relevant criminal records from specific positions, an overly restrictive ban on employing all individuals with any criminal record in effect imposes a second sentence. We believe that previously incarcerated individuals who have paid their debt to society deserve a chance to achieve gainful employment.

On October 12, 2016, the Lawyers' Committee for Civil Rights and Economic Justice wrote to our Company's CEO Jeff Bezos to express concern about a purported new Company directive that requires delivery companies that our Company contracts with to institute more stringent background check procedures. The letter alleges that dozens of primarily black and Latino delivery drivers in the Boston area were terminated as a result of this change (http://lawyerscom.org/lawyers-committee-urges-amazon-to-halt-employment-practices-that-harm-communities-of-color/).

This proposal urges the Board of Directors to prepare a report on the Company's criminal background check practices and policies and the risk that racial discrimination may result. In our view, the use of criminal background checks for employment decisions creates significant legal, reputational and operational risks. Accordingly, we believe that the Board of Directors has an obligation to adequately inform itself of and manage these material risks to the Company.

For these reasons, we urge shareholders to vote FOR this proposal.

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 6, 2016

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of Amazon.com, Inc (AMZN) from Emma Creighton Irrevocable Trust. Zevin Asset Management, LLC is the investment advisor to Emma Creighton Irrevocable Trust and co-filed a shareholder resolution on background checks on behalf of Emma Creighton Irrevocable Trust.

This letter serves as confirmation that Emma Creighton Irrevocable Trust is the beneficial owner of the above referenced stock.

Sincerely,



Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
38 Eastwood Dr.
Suite 400
South Burlington, VT 05403
Tel. 802-863-8430
Toll Free 800-821-1272

www.ubs.com

December 6, 2016

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 7 shares of stock in Amazon.com, Inc (AMZN) owned by Emma Creighton Irrevocable Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of AMZN and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Emma Creighton Irrevocable Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Emma Creighton Irrevocable Trust and is planning to co-file a shareholder resolution on behalf of Emma Creighton Irrevocable Trust.

Sincerely,

Russell Gentner
Authorized Officer
Administrative Manager

EXHIBIT C

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 03981-00220

December 10, 2016

VIA OVERNIGHT MAIL

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Mr. Tomaino:

I am writing on behalf of Amazon.com, Inc. (the "Company"), which received on November 28, 2016 your shareholder proposal regarding minimum wage reform purportedly submitted on behalf of Trust U/D Gardner Botsford ("Proposal I") and on December 6, 2016 your shareholder proposal regarding criminal background checks purportedly submitted on behalf of Emma Creighton Irrevocable Trust ("Proposal II") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (collectively, "the Proposals"). The Proposals contain certain procedural deficiencies, which SEC regulations require us to bring to your attention.

Pursuant to Rule 14a-8(c), a proponent may submit no more than one proposal to a company for a particular shareholders' meeting. Your letters to the Company, dated November 28, 2016 and December 6, 2016, included cover letters stating that you are submitting Proposal I "on behalf of" Trust U/D Gardner Botsford and Proposal II "on behalf of" Emma Creighton Irrevocable Trust. However, the cover letters each indicate that "Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio." Immediately following this statement, Zevin Asset Management, LLC states in each letter that its letter is intended to "serve as confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2017 annual meeting of stockholders." As well, the November 28, 2016 letter further states, "We [Zevin] have elected to file the attached proposal" and the December 6, 2016 letter states, "We [Zevin] are co-filing the attached proposal." Based on your statements in the cover letters accompanying the Proposals and Zevin Asset Management, LLC's complete discretion over shares of the Company's stock, it appears that Zevin Asset Management, LLC is the proponent of the Proposals. The submission of more than one proposal by a proponent is not permitted under Rule 14a-8(c). Rule 14a-8 requires that you correct this procedural deficiency by indicating which proposal you would like to submit for the Company's 2017 Annual Meeting of Shareholders and which proposal you would like to withdraw.

Please note that under Rule 14a-8(b) of the Exchange Act, a shareholder proponent must provide the company with a written statement that the shareholder intends to continue to hold the requisite number of shares through the date of the shareholders' meeting at which the proposal will be voted on by the shareholders. The SEC staff has stated that "[t]he shareholder must provide this written statement." See SEC Staff Legal Bulletin No. 14, Question (C)(1)(d) (July 13, 2001). Therefore, if Zevin Asset Management, LLC is not the proponent of the Proposals, please provide evidence that Trust U/D Gardner Botsford and Emma Creighton Irrevocable Trust had authorized Zevin Asset Management, LLC to submit the Proposals on their behalf as of the date each Proposal was submitted (November 28, 2016 and December 6, 2016, respectively); and (2) under Rule 14a-8(b), a written statement by Trust U/D Gardner Botsford and Emma Creighton Irrevocable Trust that each intends to continue to hold the requisite number of shares through the date of the Company's 2017 Annual Meeting of Shareholders.

In addition to the foregoing, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that Proposal I was submitted to the Company. The November 28, 2016 letter from Hemenway & Barnes LLP that you provided is insufficient because it is not from a Depository Trust Company participant, as described below.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 28, 2016, the date Proposal I was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and

a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 28, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 28, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, DC 20036. Alternatively, you may transmit any response by email to me at rmueller@gibsondunn.com.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Ronald O. Mueller

cc: Emma Creighton Irrevocable Trust, c/o Zevin Asset Management, LLC
Trust U/D Gardner Botsford, c/o Zevin Asset Management, LLC
Mark Hoffman, Amazon.com, Inc.
Gavin McCraley, Amazon.com, Inc.

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to ''you'' are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

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EXHIBIT D

From: Pat Tomaino [mailto:Pat@zevin.com]
Sent: Tuesday, December 13, 2016 3:59 PM
To: Mueller, Ronald O. <RMueller@gibsondunn.com>
Subject: Amazon.com shareholder proposals

Dear Mr. Mueller,

Thank you for your letter dated December 10, 2016 detailing certain purported deficiencies in the shareholder proposals submitted by Zevin Asset Management, LLC's clients.

To clarify, Zevin Asset Management, LLC is *not* the proponent of the proposal regarding minimum wage reform (your "Proposal I") nor of the proposal regarding criminal background checks (your "Proposal II").

Trust U/D Gardner Botsford is the proponent of the proposal regarding minimum wage reform. Trustee Nancy Gardiner authorized Zevin Asset Management, LLC to file that proposal on behalf of Trust U/D Gardner Botsford on November 28, 2016.

- I have attached a letter from Ms. Gardiner (labeled "Min Wage_Gardiner letter of appointment") confirming that authorization and Ms. Gardiner's intention, as trustee, that Trust U/D Gardner Botsford will continue to hold the requisite number of shares through the date of Amazon's 2017 annual meeting of stockholders, in compliance with the SEC rules.
- I have attached a second letter (labeled "Min Wage_State Street custodial letter") from State Street Bank and Trust, the custodial bank serving Trust U/D Gardner Botsford, confirming the proponent's holding in line with the SEC rules.

Emma Creighton Irrevocable Trust is the proponent of the proposal regarding criminal background checks. Trustee William Creighton authorized Zevin Asset Management, LLC to file that proposal on behalf of Emma Creighton Irrevocable Trust on December 6, 2016.

- I have attached a letter from William Creighton (labeled "Background Checks_Creighton letter of appointment") confirming that authorization and Mr. Creighton's intention, as trustee, that Emma Creighton Irrevocable Trust will continue to hold the requisite number of shares through the date of Amazon's 2017 annual meeting of stockholders, in compliance with the SEC rules.

I trust that these documents will satisfy the requests in your letter. Kindly respond to me at this e-mail address confirming receipt and do alert me if you require any other information.

Sincerely

Pat M. Tomaino

Pat Miguel Tomaino
Associate Director of Socially Responsible Investing | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x310 | pat@zevin.com
www.zevin.com

received this e-mail by mistake and delete this e-mail from your system. If you are not the intended recipient you are notified that disclosing, copying, distributing or taking any action in reliance on the contents of this information is strictly prohibited.



Hemenway
& Barnes LLP

Nancy B. Gardiner
Direct Dial (617) 557-9767
ngardiner@hembar.com

December 13, 2016

75 State Street
16th Floor
Boston, MA 02109-1466
t 617 227 7940
f 617 227 0781
www.hembar.com

Re: Botsford Trust UD Gardner Botsford
Appointment of Zevin Asset Management, LLC

To Whom it May Concern:

I hereby confirm that I have authorized and appointed Zevin Asset Management, LLC (or its agents), to represent Trust U/D Gardner Botsford ("the Trust") in regard to holdings of Amazon.com, Inc ("the Company" or AMZN) in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Voting, attending and presenting at shareholder meetings

To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

This letter of authorization and appointment is intended to be durable, and forward-looking.

I authorized Zevin Asset Management, LLC to file the minimum wage reform proposal on behalf of Trust U/D Gardner Botsford on November 28, 2016. As trustee, I hereby also confirm my intention that the Trust will continue to hold the requisite number of AMZN shares through the date of the Company's 2017 annual meeting of stockholders, in compliance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Sincerely,

Nancy B. Gardiner

Nancy B. Gardiner
Trustee

1017411v1


STATE STREET.

Global Services

December 13, 2016

To Whom It May Concern:

Please be advised that Trust U/D Gardner Botsford (the "Trust") currently maintains an account at DTC Participant 0987, State Street Bank and Trust which contains 897 shares of Amazon.com, Inc (AMZN). Those 897 shares were held in the Trust's account for the one-year period preceding and including November 28, 2016.

We confirm that the Trust's account has beneficial ownership of at least $2,000 in market value of the voting securities of AMZN and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

This letter serves as confirmation that Trust U/D Gardner Botsford is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Trust U/D Gardner Botsford and filed a shareholder resolution on behalf of Trust U/D Gardner Botsford.

Do not hesitate to contact me at 617-537-3186 if you have any further questions.

Sincerely,

Timothy Porter
Client Service Manager

December 13, 2016

William Creighton, Trustee

FISMA & OMB MEMORANDUM M-07-16

Re: Appointment of Zevin Asset Management, LLC

To Whom It May Concern:

I hereby confirm that I have authorized and appointed Zevin Asset Management, LLC (or its agents), to represent the Emma Creighton Irrevocable Trust in regard to its holdings of Amazon.com, Inc (AMZN) in all matters relating to shareholder engagement – including (but not limited to):

- The submission, negotiation, and withdrawal of shareholder proposals
- Requesting letters of verification from custodians, and
- Voting, attending and presenting at shareholder meetings

To a company receiving a shareholder proposal under this durable appointment and grant of authority, please consider this letter as both authorization and instruction to:

- Dialogue with Zevin Asset Management, LLC
- Comply with all requests/instructions in relation to the matters noted above
- Direct all correspondence, questions, or communication regarding same to Zevin Asset Management, LLC (address listed below)

This letter of authorization and appointment is intended to be durable, and forward-looking.

I authorized Zevin Asset Management, LLC to co-file the criminal background checks proposal on behalf of Emma Creighton Irrevocable Trust on December 6, 2016. As trustee, I hereby also confirm my intention that the Trust will continue to hold the requisite number of AMZN shares through the date of the Company's 2017 annual meeting of stockholders, in compliance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Sincerely,



Signature – William Creighton, Trustee of the Emma Creighton Irrevocable Trust

EXHIBIT E

Engagement & Advocacy Update: Q4 2016

The election of Donald Trump defined the end of 2016, and it will continue to shape Zevin's advocacy in the year to come. Endangered regulations and troubling cabinet nominations foretell policy uncertainty at best and, very likely, a swing toward unfettered corporate capitalism. The danger to workers and the environment is obvious. The challenge for companies operating under the new administration is that the commercial rules of the road — all the policies that structure firms' risks and opportunities — will be up for grabs.

Now more than ever, investors must hold companies accountable for their social impacts and join with civil society to support the struggles we care about. Early in 2017, Zevin will contact companies in client portfolios and question how they are responding to big rule changes. And, in the last quarter of 2016, we stepped up our advocacy in three major risk areas:

Economic inequality is driving unrest, xenophobia, and despair in America and around the world. We renewed our push for large employers to address wages and help save what's left of the social contract. We are fighting to get **Amazon.com**, **CVS Health**, **Home Depot**, and **TJX Companies** to back proposals to raise and index the federal minimum wage. At CVS, we re-submitted a proposal for the company's annual meeting of stockholders which would force CVS to address the massive gap between the CEO's pay and the wages average employees take home.

Economic inequality intersects with gender, race, and ethnicity, and companies should be held accountable for wage fairness across each of those dimensions. Expanding on a campaign which convinced tech firms like eBay and Apple to report on the gender-based pay gaps in their workforces, we are urging **Colgate Palmolive** and **TJX** to report and remedy pay disparities based on race and ethnicity as well as gender.

We are also challenging **AT&T** to do more to reach out to potential customers who are among the 34 million poor and rural Americans who still lack access to broadband Internet. To address health inequality, we have joined a group of faith-based investors pushing **AbbVie** and **Johnson & Johnson** to disclose why and how those pharmaceutical companies decide to raise the prices of their most popular drugs.

Just in time for the holiday season, **Microsoft** took its own step toward economic justice: after months of engagement from Zevin and other stakeholders, the company announced that its Bing search engine will ban predatory payday loan companies from showing up in paid search results.

Climate change remains a global crisis and a focus for investors, who have already committed $2.3 trillion in capital to various energy and adaptation solutions. Beyond funneling money, however, investors must push companies to use their political and economic power to support the low carbon economy. Last fall, we kept urging **United Parcel Service (UPS)**, **ExxonMobil**, and **Alphabet (Google)** to disclose their climate-focused lobbying, while pushing financial firms **T. Rowe Price**, **JPMorgan Chase**, and **Franklin Resources** to support common-sense climate change policies at the companies they invest in.

UPS has a big climate footprint but an equally large opportunity to lead on energy efficiency and low-emission vehicles. Last November, Zevin filed a shareholder proposal encouraging the company to set a target for using renewable energy. After some negotiation, UPS agreed to announce that it is exploring a renewable energy goal as part of a revamp of its overall climate strategy, and the company joined a group of investors led by Zevin in an intensive dialogue on climate change that will continue through 2017. We filed similar proposals at **PepsiCo** and **CVS Health** and will update on the progress of those dialogues. In a related win, Zevin helped convince **Emerson Electric** to issue its first ever sustainability report, which will track and focus the company's work on climate change issues.

In 2016, campaigns pushing the major oil and gas companies to plan for the risks and opportunities of a low-carbon future nearly won majority support among investors. Zevin joined in these efforts again this year, co-filing climate change proposals for the upcoming annual stockholder meetings of **ExxonMobil**, **Chevron**, and **ConocoPhillips**. And we are leading the fight at Chevron for an independent board chairman — a sensible check on executives who have lobbied against climate legislation and pursued a risky, slash-and-burn legal strategy to avoid paying for pollution in the Ecuadorian Amazon.

Civil rights are supposed to be safeguarded by government, but companies must also respect and protect the rights of customers and communities. **AT&T**, for instance, faces questions about its *Hemisphere* program, which sells call data searches to federal and local law enforcement agencies. The company claims that *Hemisphere* complies with lawful police requests; however, the program's database is larger than it has to be and AT&T's searches are more aggressive than the company's privacy policies might indicate. After highlighting privacy risks over the past few years, we are attempting to take our concerns to AT&T's annual stockholder meeting this spring.

We are also carrying forward our work on the private sector's role in mass incarceration. We wrote to **Amazon.com** about legal risks and social impacts in this area when dozens of its delivery drivers were summarily fired after a criminal background check last fall. Wall Street credits Amazon with automating and streamlining retail, and the importance of Amazon's direct employees and contractors is often lost in a techno-utopian haze. Zevin's dialogue with the company is different: we remind Amazon that, despite its technology, its operations still affect (and depend on) the rights and livelihoods of tens of thousands of human workers. In that vein, we have co-sponsored an investor measure urging Amazon to shed light on its background check practices, and we are helping to lead a group of investors raising a range of social issues with management.

Going forward, we will also continue urging companies like Amazon, AbbVie, Intel, and several retailers in our clients' portfolios to adopt progressive hiring policies which consider applicants holistically and do not exclude people because of prior contact with the criminal justice system.

Please contact Pat Tomaino (pat@zevin.com) for more information about these activities and our broader advocacy efforts.

Disclosures:

1. *Registration with the SEC should not be construed as an endorsement or an indicator of investment skill, acumen or experience.*
2. *Investments in securities are not insured, protected or guaranteed and may result in loss of income and/or principal.*
3. *This communication may include opinions and forward-looking statements. All statements other than statements of historical fact are opinions and/or forward-looking statements (including words such as "believe," "estimate," "anticipate," "may," "will," "should," and "expect"). Although we believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such beliefs and expectations will prove to be correct. Various factors could cause actual results or performance to differ materially from those discussed in such forward-looking statements.*
4. *Unless stated otherwise, any mention of specific securities or investments is for hypothetical and illustrative purposes only. Zevin Asset Management's clients may or may not hold the securities discussed in their portfolios. Zevin Asset Management makes no representations that any of the securities discussed have been or will be profitable.*